ANNUAL INFORMATION FORM

For the year ended December 31, 2012

Date: March 28, 2013

2

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2012.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to, statements with respect to the Company’s business strategy, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results, anticipated production rates and mine life, the estimated cost and timing of development of the Company’s development projects, the timing of completion of exploration programs and preparation of technical reports, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable mineral reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, the recovery of value added tax receivables, and assumptions of management. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See “Risk Factors”. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of Proven and Probable Reserves used in National Instrument 43-101 (“NI 43-101”) differ from the definitions in the Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

As of January 1, 2012, the Company uses the US dollar as its presentation currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On March 28, 2013, the exchange rate of Canadian dollars into US dollars, being the noon exchange rate published by the Bank of Canada was US$1.00 equals C$1.0156.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic was incorporated under the Company Act (British Columbia) (the “Company Act”) on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 27, 1987, the Company was extra provincially registered under the Company Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas under the Companies Act (Bahamas) and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name to First Majestic Resource Corp.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the Business Corporations Act (British Columbia).

On November 22, 2006, the Company changed its name to First Majestic Silver Corp.

The Company’s head office is located at Suite 1805 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #2610 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing silver from its mines and mineral properties located in Mexico.

In the past 10 years the Company has been aggregating a portfolio of silver mines, properties and projects which consists of five producing mines which it owns and operates in México, two advanced-stage development silver projects as well as three early-stage development projects. The mines and properties are as follows:

Producing Silver Mines	Location	Acquired
La Parrilla Silver Mine	Durango State México	January 2004
San Martin Silver Mine	Jalisco State, México	May 2006 to September 2006
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
La Guitarra Silver Mine	Mexico State, México	July 2012

Exploration Projects	Location	Acquired
Jalisco Project	Jalisco State, México	May 2006
La Luz Silver Project	San Luis Potosi State, México	November 2009
Plomosas Silver Project	Sinaloa State, México	July 2012
Peñasco Quemado Project	Sonora State, México	July 2012
Los Lobos Project	Nayarit State, México	July 2012
La Frazada Project	Sonora State, México	July 2012

Since inception in 2003 until December 31, 2012, the Company has completed seven financings consisting of four private placements and three public offerings. The Company has also completed three public market acquisitions, has issued and outstanding a total of 116,756,840 million shares, and has raised and/or issued total capital of C$423.9 million.

Past Three Years

The Company’s common shares were listed and commenced trading on the New York Stock Exchange effective December 15, 2010 under the trading symbol “AG”.

On April 15, 2011, the Company entered into an agreement with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to a 90% interest in the Jalisco Group of Properties located in Jalisco State, México. The Optionee issued 10,000,000 common shares with a fair value of $3,400,000 to the Company and is committed to spending $3,000,000 over the first three years to earn a 50% interest and $5,000,000 over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. If the Optionee obtains a 90% interest, First Majestic will retain a 10% free-carried interest and a 2.375% NSR.

In the third quarter of 2011, the Company acquired property neighbouring the Company’s Del Toro Silver Mine called Dolores for $1,500,000. The property includes 12 hectares of land and a small producing mine.

On September 2, 2011, the new 1,000 tonnes per day flotation circuit at the La Parrilla Silver Mine commenced operations and was commissioned as commercially producing on October 1, 2011. Construction of the new 1,000 tonnes per day cyanidation circuit was completed in January 2012 and commissioning and commercial production of this circuit was effective March 1, 2012.

On July 3, 2012, the Company completed a plan of arrangement (the “Silvermex Arrangement”), under which, First Majestic acquired all of the issued and outstanding shares of Silvermex Resources Inc. (“Silvermex”), a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) whose primary asset was the La Guitarra Silver Mine located in Mexico State, México. Shareholders of Silvermex received 0.0355 First Majestic shares and C$0.0001 for each share of Silvermex, with First Majestic issuing a total of 9,451,654 First Majestic shares and paying C$26,623 in cash. The transaction was implemented by way of a plan of arrangement under the

Business Corporations Act (British Columbia).

On December 16, 2012, the Company announced that it entered into a definitive agreement (the “Orko Arrangement Agreement”) with Orko Silver Corp. (“Orko”) pursuant to which First Majestic agreed to acquire all of the issued and outstanding common shares of Orko for consideration of 0.1202 of a common share of First Majestic plus C$0.0001 in cash per Orko common share. The transaction was to be implemented by way of a plan of arrangement under the Business Corporations Act (British Columbia). On February 14, 2013, the Company was notified by Orko of a competing offer by Coeur d’Alene Mines Corporation (“Coeur”) to acquire all of the issued and outstanding shares of Orko. On February 13, 2013, Orko’s board of directors announced their determination that Coeur’s offer was a superior proposal under the terms of the Orko Arrangement Agreement. Under the Orko Arrangement Agreement, First Majestic had the right to match Coeur’s offer, however the Company determined not to match the offer made by Coeur. On February 20, 2013, Orko terminated the Orko Arrangement Agreement and paid a C$11.6 million termination fee to First Majestic.

On January 23, 2013, Phase 1 of the Del Toro Silver Mine, located in the state of Zacatecas, Mexico achieved initial silver production. Commercialization or commissioning, being the stage at which a development capital project achieves a normal level of production, for the 1,000 tonnes per day (tpd) flotation circuit is anticipated by April 1, 2013. Further development in the first half of 2013 is expected to focus on preparing the mines for phase 2 of production, which the Company plans will include the addition of a 1,000 tpd cyanidation circuit. Phase 2 startup is expected by July 1, 2013, at which time, the mill is expected to be running at a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). Phase 3 start-up is expected in mid-2014, at which time, the mill is expected to be running at a combined throughput rate of 4,000 tpd (2,000 tpd flotation and 2,000 tpd cyanidation).

In March 2013, board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. Pursuant to the Share Repurchase, the Company may repurchase up to 5,848,847 common shares of the Company which is the maximum number of shares permitted to be purchased under the TSX rules and represents 5% of the 116,976,940 issued and outstanding shares of the Company as of March 1, 2013.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. The common shares of the Company trade on the Toronto Stock Exchange under the symbol “FR” and on the New York Stock Exchange under the symbol “AG”. The common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company owns and operates five producing mines in México: the La Encantada Silver Mine in Coahuila State, the La Parrilla Silver Mine in Durango State, the San Martin Silver Mine in Jalisco State, the La Guitarra Silver Mine in Mexico State and the Del Toro Silver Mine in Zacatecas State. The Company also owns two advanced-stage development silver projects: the La Luz Silver Project in San Luis Potosi State, and the Plomosas Silver Project in Sinaloa State; as well as three early-stage development projects: the Peñasco Quemado Silver Project in Sonora State, the La Frazada Silver Project in Nayarit State and the Los Lobos Silver Project in Sonora State. The Company also has an interest in certain exploration properties in Jalisco State, México. As such, all of the Company’s business is dependent on foreign operations in Mexico.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than seasonal weather. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2012, the Company had 18 employees based in its Vancouver corporate office, 139 employees in its Durango offices, four employees in Switzerland, two employees in The Netherlands and approximately 3,425 employees, contractors and other personnel in the various mining locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Principal Markets for Silver

Silver is a precious metal that is desirable as jewellery and for investment purposes; it is also an important industrial commodity. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, which makes it valuable in numerous industrial applications including: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles.

Silver as a global commodity is predominantly traded on the London Bullion Market (LBM) and Comex in New York. The LBM is the global hub of Over-The-Counter trading in silver and is the metal’s main physical market. Here, a bidding process results in a daily reference price fixed by three global banks known as the fix. Comex, in contrast, is a futures and options exchange. It is here that most fund activity is focused. Silver is quoted in US dollars per troy ounce.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals. The Company is a primary silver producer with 91% of its revenue in 2012 coming from the sale of silver. The major producers of gold, for example Barrick or Goldcorp, also produce a large amount of silver. The market for primary silver producers is a relatively small market with a significant number of small suppliers producing less than three million ounces each year, some moderate size producers producing between five and ten million ounces each year and only a few producers producing more than ten million ounces each year. First Majestic is an intermediate producer that is aiming to become a senior producer. In the intermediate category alongside the Company are Hochschilds and Silver Standard. In the senior category are Pan American Silver, Coeur d’Alene and Fresnillo.

The Company also maintains an e-commerce website from which it sells approximately 2% of its silver production direct to retail buyers (business to consumer) over the internet.

RISK FACTORS

The Company, and thus the securities of the Company, should be considered a speculative investment due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties, and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Metal Prices May Fluctuate

Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative market activities and worldwide production and inventory levels. Movements in the price of metal, such as movements in the spot price of silver, have a direct and immediate impact on the Company’s income and may affect the marketability of minerals already discovered and any future minerals to be discovered. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s mineral Reserves. The Company does not use derivative instruments to hedge its silver commodity price risk, but the Company has entered into an agreement to forward sell at a fixed price approximately 30% of its lead and zinc production over a three year period beginning in July 2013. The effect of price variation factors for silver, gold, lead, zinc or iron cannot accurately be predicted. Due to the forward sale of lead and zinc, a significant increase in the price of lead or zinc would result in an exposure to reduce net income and earnings per share but not to cash flow per share.

Further, the relative strength of metal prices in recent years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase construction costs.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  major or catastrophic equipment failures;
  mine failures and slope failures;
  deleterious elements materializing in the mined resources;
  environmental hazards and catastrophes;
  industrial accidents and explosions;
  encountering unusual or unexpected geological formations;
  changes in consumables’ costs, power costs and potential power shortages;
  labour shortages or strikes;
  theft, organized crime, civil disobedience and protests;
  ground fall and underground cave-ins; and
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.

Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of mineral Reserves and mineral Resources. Until mineral Reserves or mineral Resources are actually mined and processed, the quantity of minerals and grades must be considered estimates only. In addition, the quantity of mineral Reserves and mineral Resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineral Reserves, mineral Resources, grade or minimum mining widths may affect the economic viability of First Majestic’s mineral properties. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

La Guitarra Technical Reports

First Majestic acquired indirect ownership of the La Guitarra Silver Mine on July 3, 2012 when it acquired all of the issued and outstanding common shares of Silvermex pursuant to the Silvermex Arrangement. Silvermex and its predecessors published NI 43-101 technical reports relating to the La Guitarra Silver Mine on September 22, 2006, May 15, 2007, June 25, 2008 and a feasibility study on January 28, 2010. These technical reports and the feasibility study have not been approved by First Majestic and First Majestic did not rely on these reports or the study in making its decision to acquire Silvermex and, indirectly, the La Guitarra Silver Mine. The reports and the study are currently under review by management of First Majestic and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. In particular, management of First Majestic is not confident that an open pit mine is feasible. Accordingly, the reserve and resource figures contained in such technical reports and feasibility study and study will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, there can be no assurance that resource and reserve calculations contained in the technical reports relating to the La Guitarra Silver Mine and prepared for Silvermex are accurate or that a new mine plan will be feasible.

Although there are no reliable resource and reserve figures with respect to the La Guitarra Silver Mine, First Majestic is continuing to operate the La Guitarra Silver Mine. First Majestic does not currently have an accurate life of mine estimate and there can be no assurance that there is sufficient economically viable ore within the mine to continue future operations at the La Guitarra Silver Mine. There can be no assurances that First Majestic will be able to maintain production levels at the La Guitarra Silver Mine consistent with past levels of production. First Majestic’s continued operation of the La Guitarra Silver Mine is dependent in part upon the identification of reliable resources and reserves calculated on the basis of an economically feasible mine plan.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supplies are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, NGO and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

Del Toro Silver Mine Expansions

The Company has prepared estimates of the capital costs for the Del Toro Silver Mine construction. The total capital budget for the construction of Del Toro to 1,000 tonnes per day was $58.5 million. The total capital budget for phase 2 for the construction of Del Toro to 2,000 tonnes per day is $61.7 million and the total capital budget for phase 3 for the construction of Del Toro to 4,000 tonnes per day is $4.0 million. There can be no assurance that such cost estimates will prove to be accurate. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

These factors include the risks outlined above under “Operating Hazards and Risks”, as well as the following:

  shortages of principal supplies needed for construction;
  restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments required for construction; and
  changes in the regulatory environment with respect to planning and construction.
  The introduction of new property or capital taxes.
  Significant changes in foreign currencies.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining described above under “Operating Hazards and Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

Exploration and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish Reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define Reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of Reserve estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Further, material changes in ore Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company’s mines produce metals. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand Mineral Reserves at existing mines, and on the costs and results of continued exploration and potential development programs.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in México and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, labour standards, expropriation of property, maintenance of claims, land use, land claims of local people, water use, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of México and Canada affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with mining, exploration and development. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company such that they would not proceed with mining, exploration and development.

Counterparty and Market Risks

The Company enters into sales contracts to sell its products, including refined silver from doré bars, silver, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through its corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders, or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, the Company may be forced to sell some or all of its products, or greater volumes of its products than it may desire, at times in the spot market when the market is down rather than at times when the market is up, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract entered into not honour such contract, or should any of such counterparties become insolvent, the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, or to sell at lower prices than intended on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2012, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $9,691,000, which has been discounted using credit adjusted risk free rates ranging from 5.8% to 6.8%, of which $3,225,000 of the reclamation obligation relates to the La Encantada Silver Mine, $1,701,000 of the obligation relates to the La Parrilla Silver Mine, $1,698,000 relates to the San Martin Silver Mine, $1,366,000 relates to the La Guitarra Silver Mine, $938,000 relates to the Del Toro Silver Mine and $763,000 relates to the La Luz Silver Project. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing or debt financing, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain further financing on favourable terms or at all.

As at December 31, 2012, the Company had approximately $111,591,000 of cash in its treasury. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company considers that it has sufficient capital to support its current operating requirements provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration and development of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Employee Relations

Certain of the Company’s employees and the employees of Mexican mining contractors indirectly employed by the Company are represented by unions. The Company has not experienced labour strikes or prolonged work stoppages in the past; however, there can be no assurance that the Company will not experience future labour strikes or work stoppages.

Factors Beyond the Company’s Control

There are a number of factors beyond the Company’s control which could have an impact on the Company’s business. These factors include changes in government regulation, high levels of volatility in market prices, availability of markets for produced metals, availability of adequate transportation infrastructure, and smelting equipment and facilities, aggressive income tax administration and the imposition of new taxes or royalties or amendments to existing taxes.. The effects of these factors cannot be reasonably or accurately predicted.

Current Global Financial Conditions

Recent events in global financial markets, and the resulting increased volatility of global financial conditions, have had a profound impact on the global economy. Many industries, including the mining sector, have been impacted by these market conditions. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A number of financial institutions and large corporations have either gone into bankruptcy or have had to be rescued by government authorities. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company.

If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican peso, the currency in which much of the Company’s material and labour costs are paid, and the United States dollar, the currency used for calculating the Company’s sales of silver based on the world’s commodity markets, and the Canadian dollar in which some of the Company’s treasury is held. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Mexican peso denominated cash and cash equivalents, short term investments, accounts receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used its reasonable commercial efforts to investigate its title or claims to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. The Company operates in countries with developing mining laws and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In Mexico legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities which are consumed or otherwise used in connection with the Company’s operations, such as diesel fuel, natural gas, electricity, cyanide and other reagents and chemicals, steel and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry with a focus on silver in Mexico. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Environmental Regulation

The Company’s operations are subject to environmental regulation promulgated by governments and government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills, release and emission of various substances related to mining industry operations which could result in environmental pollution. Further, a number of governments have introduced or are moving to introduce climate change regulation.

A breach of any such regulation may result in the imposition of fines and penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

The Company intends to fully comply with all environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to the Company's wholly-owned subsidiary, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine. On July 3, 2012, PROFEPA awarded the Clean Industry Certificate to the Company’s wholly-owned subsidiary, Minera El Pilon S.A. de C.V., regarding its environmental activities at the San Martin Silver Mine.

Community Relations and License to Operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public interest relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Shares Reserved for Future Issuance

There are stock options and, from time to time, share purchase warrants of the Company outstanding pursuant to which common shares may be issued in the future. Options and share purchase warrants are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such instruments. The exercise of such options and share purchase warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the market price of the Company’s common shares.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax (“VAT”) and other receivables. The Company sells and receives payment upon delivery of its silver and gold primarily through three international brokerage organizations. Additionally, lead and zinc concentrates are sold primarily through one international organization with a good credit rating. Provisional payments of approximately 90% of metal values are received within two to five days of delivery to brokers, smelters or refiners, and final payments of receivables are scheduled and received normally within sixty days of submission for concentrate production or 30 days for doré production; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is limited. The Company has a Mexican VAT receivable of $12.2 million as at December 31, 2012, of which $0.6 million has been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex, the Company acquired $5.3 million in VAT receivables that were fully offset by a provision for loss. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities and the outcome is not determinable at present.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2012, the Company has outstanding trade payables of $20.8 million which are generally payable in 90 days or less and accrued liabilities of $16.5 million which are generally payable within 12 months. As at December 31, 2012, the Company also has income taxes receivable of $8.7 million which it hopes to recover within the 2013 calendar year. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months, however, the Company has planned capital expenditures of $192.2 million which are comprised of expansion projects and exploration and development. Although much of the capital expenditures planned for 2013 are discretionary, commitments are made during the year on the expansion projects which will require free cash flow to settle. If silver prices were to abruptly decline during the year, the company could seriously reduce its available cash resources creating financial difficulty.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest-bearing financial assets consist of cash and cash equivalents, which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2012, with the exception of finance leases, which have fixed interest rates, the Company’s exposure to interest-bearing liabilities is limited to its debt facilities.

Based on the Company’s interest rate exposure at December 31, 2012, the Company believes that a 25 basis points increase or decrease of market interest rate would not have a significant impact on net earnings.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Local Groups and Civil Disobedience

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has agreements with the Ejidos that impact all of its properties, some of these agreements may be subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines.

In October 2008, production at La Guitarra Silver Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra Silver Mine resumed in May 2010, after all required permits for operations were obtained. First Majestic believes that the roadblock was an isolated incident, but there are no assurances that there will be no further disruptions to site access in the future, which could negatively impact the long-term perception and viability of the project.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. For its operations and projects the Company is required to obtain certain governmental permits such as the approval of the Environmental Impact Statement, risk studies, and the change of use of land. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of the Company’s personnel and responsible environmental stewardship are top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and none of its directors and officers are citizens or residents of the United States. In addition, the majority of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to: (i) enforce in courts outside of the United States and Canada judgments against the Company and its directors and officers obtained in United States courts or Canadian courts based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws; or (ii) bring in courts outside of the United States and Canada an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws.

Internal Control over Financial Reporting

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls prevent theft or fraud, especially where collusion exists amongst employees.

Mineral Projects

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by First Majestic as being material: the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine.

Summary of Reserves and Resources

The following table illustrates the Company’s Mineral Reserves and Resources estimate as at December 31, 2012:

TABLE 1
Mineral Reserves and Resources as of December 31, 2012 (based on internal Qualified Person results) Proven & Probable Reserves

MINE/ PROJECT	Category	Mineral Type	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz) in Situ
La Encantada	Proven (UG)	Oxides	919,805	339	-	-	10,022,782	10,022,782
	Proven (OP-Tailings)	Oxides	6,154,069	111	-	-	21,864,762	21,864,762
	Probable (UG)	Oxides	711,006	312	-	-	7,123,533	7,123,533
	Proven + Probable	Oxides	7,784,880	156	-	-	39,011,077	39,011,077
La Parrilla	Proven (UG)	Oxides	300,632	194	0.61	0.09	1,875,583	1,875,583
	Proven (OP)	Oxides	491,091	84	-	-	1,318,652	1,318,652
	Probable (UG)	Oxides	1,110,396	205	0.18	0.04	7,308,567	7,308,567
	Probable (OP)	Oxides	453,416	107	-	-	1,561,256	1,561,256
	Proven + Probable	Oxides	2,355,535	159	0.16	0.03	12,064,058	12,064,058
	Proven (UG)	Sulphides	778,950	202	2.49	1.25	5,047,022	7,081,761
	Probable (UG)	Sulphides	2,269,928	180	1.77	2.75	13,124,942	20,035,422
	Proven + Probable	Sulphides	3,048,878	185	1.96	2.36	18,171,964	27,117,183
	Proven + Probable	Oxides + Sulphides	5,404,413	174	1.18	1.35	30,236,022	39,181,241
San Martin	Proven (UG)	Oxides	1,162,031	188	-	-	7,010,938	7,010,938
	Probable (UG)	Oxides	596,987	182	-	-	3,497,436	3,497,436
	Proven + Probable	Oxides	1,759,018	186	-	-	10,508,374	10,508,374
Total Proven + Probable Reserves		Oxides + Sulphides	14,948,311	166	0.43	0.49	79,755,473	88,700,692

Measured & Indicated Resources

MINE/ PROJECT	Category	Mineral Type	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz) in Situ
La Encantada	Measured	Oxides	2,745,299	186	-	-	16,416,991	16,416,991
	Indicated	Oxides	3,170,372	177	-	-	18,041,576	18,041,576
	Measured + Indicated (UG)	Oxides	5,915,671	181	-	-	34,458,567	34,458,567
La Parrilla	Measured + Indicated (UG)	Oxides	1,242,132	159	1.03	0.97	6,363,427	6,363,427
		Sulphides	1,881,226	187	1.46	3.07	11,327,086	17,014,808
	Measured + Indicated (UG)	Oxides + Sulphides	3,123,358	176	1.29	2.23	17,690,513	23,378,235
San Martin	Measured + Indicated (UG)	Oxides	1,934,369	159	-	-	9,915,519	9,915,519
	Measured + Indicated (UG)	Oxides + Sulphides	1,934,369	159	-	-	9,915,519	9,915,519

MINE/ PROJECT	Category	Mineral Type	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Ag (Oz)	AgEq (Oz) in Situ
Del Toro	Measured + Indicated (UG)	Oxides	3,211,877	151	1.88	2.18	15,526,770	15,551,652
		Sulphides	5,398,628	189	3.15	3.14	32,865,899	60,978,583
	Measured + Indicated (UG)	Oxides + Sulphides	8,610,505	175	2.75	2.84	48,392,669	76,530,235
La Luz		Oxides	2,656,428	222	-	-	18,960,160	18,960,160
	Measured + Indicated (UG + OP)	Oxides (tailings)	1,403,233	90	-	-	4,060,348	4,060,348
		Sulphides	1,052,170	316	-	-	10,689,662	10,689,662
	Measured + Indicated (UG + OP)	Oxides + Sulphides	5,111,831	205	-	-	33,710,170	33,710,170
Total Measured + Indicated (UG)		Oxides + Sulphides	24,695,734	182	1.10	1.27	144,167,438	177,992,726

Total Proven + Probable and Measured + Indicated	Oxides + Sulphides	39,644,045	176	0.84	0.98	223,922,911	266,693,418

La Encantada	Inferred	Oxides	2,886,687	233	-	-	21,586,910	21,586,910
La Parrilla	Inferred	Oxides + Sulphides	13,244,531	173	0.88	1.08	73,747,258	88,438,098
San Martin	Inferred	Oxides + Sulphides	10,425,364	174	-	-	58,422,426	58,422,426
Del Toro	Inferred	Oxides + Sulphides	7,497,762	174	2.12	3.83	41,922,754	81,809,834
La Luz	Inferred	Oxides + Sulphides	1,854,964	220	-	-	13,120,462	13,120,462
Total Inferred		Oxides + Sulphides	35,909,308	181	0.77	1.20	208,799,810	263,377,730

(1)	For all properties, metal prices are at $1.688.63/oz-Au, $31.96/oz-Ag, $1.05/lb-Pb, $0.93/lb-Zn.
(2)	For the La Luz Silver Project, there have been no changes since the Technical Report dated July 25, 2008, except an update of AgEq according to recent metal prices.
(3)

Management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine is feasible. Accordingly, the reserve and resource calculations contained in the La Guitarra Silver Mine technical reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, the resource and reserve calculations contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine have not been included in this Table. Readers are cautioned against relying on the previously filed technical reports relating to the La Guitarra Silver Mine and upon the resource and reserve calculations therein.

(4)

The Reserve and Resources information provided above is based on internal qualified persons’ (QP’s) reporting as at December 31, 2012. The information provided was reviewed and validated by the company’s internal QP´s Mr. Ramon Davila, and Mr. Carlos Wong, each of which has the appropriate relevant qualifications, and experience in mining and resource geology.

The technical reports issued with respect to the Company’s material properties, other than the La Guitarra Silver Mine, were reviewed by Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt as the independent Qualified Person for the Company.

The cut-off dates for latest NI 43-101 Technical Reports were:

  La Encantada on September 30, 2008;
  La Parrilla on June 30, 2011;
  San Martin on September 30, 2008;
  Del Toro on August 20, 2012; and
  La Luz on July 25, 2008.

The following table shows the total tonnage mined from each of the Company’s four producing properties during 2012, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each such property. There was no significant production from the Del Toro Silver Mine during 2012.

The previous technical reports commissioned for the La Guitarra Silver Mine property by Silvermex provided detailed calculations of mineral reserves and resources on the property. These reports are currently under review by management of First Majestic and its Qualified Persons. Accordingly, First Majestic does not believe that the reserve and resource calculations in such reports are reliable and is not relying on such calculations. Readers are cautioned against relying on such reports and upon the resource and reserve calculations therein.

TABLE 2
2012 Production

	La Encantada	La Parrilla	San Martin	La Guitarra(1)	Total
TONNES OF ORE PROCESSED	1,515,795	679,788	286,206	60,499	2,542,288
OZ OF SILVER PRODUCED	4,036,502	2,876,810	957,195	389,927	8,260,434
OZ OF SILVER EQ PRODUCED	74,516	610,582	70,725	94,195	850,018
TOTAL OZ OF SILVER EQ PRODUCED	4,111,018	3,487,392	1,027,920	484,122	9,110,452
TONNES MINED FROM NI 43-101	1,349,997	582,184	149,976	42,200	2,124,357
TONNES MINED FROM OUTSIDE OF NI 43-101	165,798	97,604	136,230	18,299	417,931

(1)	Since acquisition of Silvermex on July 3, 2012.

La Encantada Silver Mine, México

Certain of the information on the La Encantada Silver Mine is based on the technical report entitled “Technical Report for the La Encantada Silver Mine, Coahuila State, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt (“PAH”) and dated January 12, 2009, as amended and restated on February 26, 2009 (section, the “La Encantada Technical Report”). Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The La Encantada Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the La Encantada Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the La Encantada Technical Report has been prepared by the Company under the supervision of Mr. Ramon Davila, Ing. and Mr. Carlos Wong, Ing. who are Qualified Persons for the purposes of NI 43-101.

Project Description and Location

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, México. The mine is wholly-owned and operated by Minera La Encantada, S.A. de C.V. (“Minera La Encantada”), a wholly-owned indirect subsidiary of the Company held through its Mexican holding company, Corporación First Majestic, S.A. de C.V. La Encantada mine consists of two main silver / lead underground mines: the La Encantada and the El Plomo mines which have been consolidated into one operation and an industrial complex that includes a 4,000 tonnes per day cyanidation mill and a 1,000 tonnes per day flotation plant (currently in care-and-maintenance except for the crushing and grinding areas which remain in operation), all necessary buildings and mine infrastructure, two schools, recreational facilities, mess hall, church, hospital, housing facilities, water wells and pipeline and air strip located in the municipality of Ocampo, Coahuila State, México.

La Encantada consists of 22 mining concessions, which provide mineral rights over an area of 4,076 hectares (10,072 acres). Certain mineral rights expire for the earliest titled concessions in 2015 (Encantada claim), and most other claims have expiration dates to 2050; these however, may be renewed for another 50 years. First Majestic has purchased the land surface rights under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property.

Accessibility, Climate, Local Resources and Physiography

La Encantada is located within an isolated mining district in the north western portion of the State of Coahuila, in northern Mexico. It is located in the municipality of Ocampo, approximately 120 kilometres from the city of Múzquiz and approximately 120 kilometres from the city of Ocampo, Coahuila. La Encantada is located in the northern part of the Sierra Madre Oriental, within the Bravo-Conchos region. This physiographic province presents elevations that vary, in the lower parts from 1,000 metres to 1,800 metres above sea level, while mountain ranges in the area present elevations that may reach over 3,500 metres above sea level. These are generally oriented in a north-west direction. Surface rains are estimated to be only 10 millimetres to 20 millimetres per year.

Access to the mine is primarily by charter airplane from the city of Durango (about 2:00 hours flying time), or from the city of Torreón (about 1:15 hours flying time). The Company operates a private airstrip at the La Encantada mine. The airstrip is paved, 1,200 metres long by 17 metres wide and located at 1,300 metres above sea level.

Driving time from the city of Múzquiz is approximately 2.5 hours and about four to five hours from the city of Ocampo. A new road is projected to be constructed, which is expected to provide easier access to La Encantada from major population centers.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Peñoles and Compañía Minera Los Angeles, S.A. de C.V. La Encantada accommodation consists of 180 houses for employees, and an office, warehouses, club, restaurants, guest house, church, hospital and other community facilities.

Power supply to the camp is diesel generated and provided by First Majestic. Drinkable water supply is also provided by First Majestic. First Majestic has installed a satellite system with internet and wi-fi communications and outside telephone lines. Hand held radios are carried by all supervisors, managers and all vehicle operators for ground level communications. Most of the supplies and labour required for the operation are brought in from the city of Múzquiz, Coahuila.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed during the period from 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. In 1967, Peñoles and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop the La Encantada project. In July 2004 Peñoles was awarded a contract to operate the La Encantada mine, including the processing plant, and all installed facilities to a junior company, Desmín, S.A. de C.V (“Desmin”). Desmín operated the mine and processing plant at a 25 percent capacity until November 1, 2006 when First Majestic purchased all of the outstanding shares of Desmín. Subsequently First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles had included royalty payments to Peñoles of up to 11 percent on the net smelter return, except for production from the concessions of San Javier and Las Rositas. In 2007, First Majestic purchased these royalty rights from Peñoles. First Majestic is now the sole owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities.

Geological Setting

The La Encantada mining district consists of skarn deposits with concentrations of silver, lead, iron and zinc in oxidized mineralization enclosed by calcareous sedimentary formations of Cretaceous age. These mineral concentrations present variable morphology from vein and bedded deposits, that generally occur in the upper part of the sedimentary sequence, to breccia pipe deposits (mineralized chimneys), bedded and stockwork areas in the intermediate zone, and metasomatic deposits with hornfels and skarn in bedded and stockwork zones in the lower portion of the sequence near granodiorite to diorite composition intrusive stocks.

(a) Regional Geology

The La Encantada mining district is located within the Sierra Madre Oriental. It is located in the eastern flank on a regional anticline. This consists of a complex, folded and predominantly NW-SE faulted sequence of Mezozoic calcareous rocks. The sedimentary rocks comprise limestone, dolomites and argillaceous rocks that range in age from the upper part of Lower Cretaceous to the upper part of Upper Cretaceous age. These rocks are enclosed by the sedimentary formations of Cupido (oldest), La Peña, Aurora, Cuesta del Cura, Georgetown, Del Río and Buda.

This sedimentary sequence was affected by intrusive stocks of dioritic to granodioritic composition, which branched out into the calcareous formations as dikes, sills and stocks. Metamorphic rocks were then created by the associated alteration, such as marble, skarn and hornfels.

Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada mine, at the underground level 535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulphide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60 metres thick sequence of calcareous shales intercalated with thin bedded limestones and dolomites. At La Encantada it occurs as a thin bedded sequence of black and carbonaceous shales which appear to have been deposited in a reducing environment. The La Peña formation appears to have acted as a seal for mineralizing fluids.

Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) hosts most of the mineral concentrations at La Encantada. It consists of a sequence of thick to massive beds of intercalated limestones and dolomites. The thickness of this formation at the mine is estimated to be about 500 metres.

(b) Deposit Geology

The Aurora Formation appears to represent favourable physical - chemical characteristics for deposition of mineral concentrations. These are indicated by intercalated limestones and dolomites with intense fracturing in areas of fault intersections or in brecciated zones that appear to be related to deep-seated intrusive stocks, sills or dikes.

At the La Encantada mine workings, rocks of the Cupido, La Peña and Aurora formations have been identified, as well as some aphanitic dikes of apparent basic composition, and coarse-grained dikes and stocks of dioritic to granodioritic composition. No outcroppings of the intrusive stocks have been identified in the La Encantada area.

The most important mineral concentrations developed at La Encantada consist of mineralized breccia zones that appear to be related to and originated by deep-seated intrusive stocks. A halo of metasomatic rocks occur associated with the intrusive stocks, from marble in the outer parts to skarn with garnets (grossularite and andradite) as well as hornfels facies in proximity to the intrusive.

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline. The La Encantada mountain range presents an extension in a NW-SE direction of about 45 kilometres, with elevations that vary from about 1,500 metres to over 2,400 metres. This mountain range is affected by a regional fault zone (La Encantada – Norias fault) that puts in contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The anticline is affected by a series of normal secondary faults, as well as by a system of faults and fractures of regional behaviour that generally occur in a NE-SW direction.

Exploration

The La Encantada property has been the subject of exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles from the late 1960s to 2003.

First Majestic’s exploration programs carried out during the second half of 2007 through to 2008 were primarily focused on proving and developing additional Reserves and Resources for the La Encantada mine. These resulted in a significant increment of both Resources and Reserves. Major efforts were developed in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of the old dumps. A long-term exploration program was initiated to investigate the promising target at the La Escalera breccia zone. A new exploration target was identified during the course of explorations to define the Azul y Oro mineralized zone. The newly discovered zone, denominated Buenos Aires, is located between the Azul y Oro and the La Escalera breccia zones.

Sampling of old dumps was also advanced and about 150,000 tonnes of screened material was measured, sampled and indicated during the period, in addition to screening and processing about 42,000 tonnes. Screening recovery of the dumps is about 40 percent in tonnage and grade enrichment from about 120 grams per tonne Ag to about 160 grams per tonne Ag.

First Majestic’s program of underground exploration was designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

As outlined in the La Encantada Technical Report (which has a cut-off date of September 30, 2008), during the period of September 2007, to September 30, 2008, a total of 6,660 metres of core drilling was completed. During the period of January to June, 2008 underground workings for exploration purposes were developed at the La Encantada mine, including 1,490 metres of access ramps, drifts, and crosscuts, and about 850 metres of exploration tunneling for drill sites access. This development resulted in a significant increment of Resources and Reserves at the various mine levels of the La Encantada Silver Mine, within the Stope 141, Stope 325, Breccia Milagros, Bonanza, Dique San Francisco, San Francisco, Jorobada, San Javier Extensión and Alto del Dique La Escondida areas. Since this cut-off date to December 31, 2012 an additional 42,988 metres have been drilled from underground and surface sites, with 218 holes, of those 15,055 metres with 36 holes were drilled from surface drill sites, which has assisted the geological team on-site to focus on additional areas for future resource definitions in possible future technical reports and for mining activities. Also, this drilling detected economic mineralization in Buenos Aires, Azul y Oro, and Ojuelas and San Francisco ore bodies. Underground development during the same period of time totaled 48,766 metres. This development program is part of the ongoing mining activities and is required to maintain current and future production levels.

First Majestic designed an extensive 2008 geophysical program to investigate the various identified anomaly areas, and to confirm other indicated potential zones. This program was completed during the period of January to October, 2008, and included about 50 kilometres of lines measured by Natural Source Audio-Frequency Magneto Telluric methods (NSAMT). Readings were carried out along lines at 100 metres and 50 metres spacing according to geologic conditions, at 25 metres and 50 metres stations along the lines. This geophysical method takes reading of resistivity and conductivity parameters. The survey was conducted by Zonge Engineering and Research Organization from Tucson, Arizona. The Report identified and confirmed several exploration targets for future drilling. First Majestic has defined, based on potential and size, that the priority targets to explore are the Plomo area, Anomaly A and Anomaly B. In 2012 a surface diamond drill program was continued at La Encantada covering some of those anomalies, with a total of 9,001 metres and 20 holes.

Since the last Technical Report cut-off date in September 30, 2008 to December 31, 2012, diamond drill programs were conducted with a total of 45,157 metres and 225 holes, from which 189 were underground with 28,753 metres and 36 from surface with 16,404 metres.

Mineralization

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. Most mining activity at La Encantada has been developed within these oxidized mineral deposits and only some drilling and limited underground access has occurred in the primary sulphides mineral concentrations (La Morena deposit).

The mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulfates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerrussite) and sulfates (anglesite) and other oxides. The La Encantada mineral assemblage occurs within a range of about 435 metres in vertical extension (2,035 metres to 1,600 metres above sea level). Below the 1,600 metres elevation, at the La Morena deposit in the south west portion of La Encantada area, primary sulphide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

According to historical records from Peñoles, the typical mineralization in the oxidized deposits contains about 400 grams per tonne Ag, 5% Pb, and 20% Fe. In some parts of La Encantada area, within oxide concentrations and in some bedded replacement zones, the economic minerals may reach grades of about 1,150 grams per tonne Ag, 20% Pb and 30% Fe (Mantos at underground levels 710 and 720).

Primary sulphides at the Milagros stockwork zone show typical grades of 4.5% Zn, 1.0% Pb and 50 grams per tonne Ag.

Drilling

Exploration programs at La Encantada are based on diamond drilling and direct underground development which has proven to be the most effective combination for exploration at La Encantada.

From the date of the last cut-off of the La Encantada Technical Report (September 30, 2008) through December 31, 2012, the drilling completed from underground sites totalled 28,753 metres to investigate continuity and depth of the Azul y Oro, Breccia San Javier, and La Escalera mineralized structures. These drill holes resulted in discovery of the Buenos Aires mineralized zone, extension and confirmation of some of San Francisco and Azul y Oro mineralized zones. Since this time an extensive development program has been launched in order to gain access to Buenos Aires area which is now in production. Additionally in the same period 36 holes have been drilled on surface targets with a total of 16,404 metres.

Sampling Analysis and Security

La Encantada’s current sampling team consists of two sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. No core samples are taken at this time at La Encantada.

Exploration sampling for reserve delineation at the La Encantada mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews take line channel samples at regular intervals of 3 metres, typically with one or several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of 1 metre or less, along the channel, depending on geologic features.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled. All channels for sampling are painted by the geologist and numbered on the drift’s walls for proper orientation and identification.

Historical drill hole data provided by Peñoles is locally included in the resource/reserve calculations, and is conservatively applied by First Majestic. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

The samples are brought into the La Encantada laboratory for preparation and assaying. To evaluate sample quality control La Encantada personnel perform periodic check analyses on samples. The pulp samples mineral content range includes assays that vary from 432 to 1,492 grams per tonne Ag. Average correlation coefficient of the silver grades is excellent for the set of samples, at 97%. The channel samples reproducibility for silver assays is at a correlation coefficient of 87%, with high variable differences of the silver grade. Most sample checks resulted in conservative assays for La Encantada lab.

First Majestic has established a systematic procedure to verify data and quality control. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

Mineral Resources and Reserves

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves at La Encantada. First Majestic has compiled all data into a database and created a geologic model in SURPAC and GIS software. First Majestic has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates.

The reserve blocks estimated by La Encantada are exclusive of the resource blocks. Estimated Proven and Probable Reserves and Measured and Indicated Resources for La Encantada, as of September 30, 2008, are presented in Table 3. No further external resource or reserve calculations have been conducted.

TABLE 3 – La Encantada Silver Mine
Mineral Reserves and Resources as of September 30, 2008 (1)

CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED (2)
	Tonnes	Metres	Silver g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total Reserves Proven plus Probable (3)
Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable (3)	5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
Indicated (5)(6)(7)	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated (3)	5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES (8)
	10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000
Total Inferred Resources (1)(2)(3)
Inferred (8)	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145

(1) Cut-Off Grade estimated as 250 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2) Silver equivalent includes Pb credit, at prices $12.00/oz -AG, $0.75/lb Pb. Pb credit + 22 g/tonne AG.
(3) Mining dilution is not included at over 2.00 m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Dump stockpile is considered as a measured resources because the average grade is below Cutoff grade - 203 g/tonne Ag only and 186 g/tonne Ag eq., however with pre-screening may be processed. It requires additional testing.
(6) La Morena sulphide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
(7) Tailings are included within Indicated Resources due to required additional testwork and grade below Cutoff Grade – 111 g/tonne Ag.
(8) Rounded figures.

Since the date of the mineral reserve and resource estimate contained in Table 3 to December 31, 2012, approximately 29,555,906 ounces (oz) of contained silver equivalent have been extracted from the La Encantada Silver Mine. Production at La Encantada Silver Mine for the year ended December 31, 2012 amounted to 1,515,794 tonnes of ore of which 1,349,996 tonnes of ore were processed from reserves and 165,798 tonnes of ore were processed from outside of reserves.

The following table sets out the most recent Resource and Reserve estimates for the La Encantada Silver Mine prepared and reviewed by First Majestic's internal Qualified Persons, Mr. Ramon Davila, Ing. and Mr. Carlos Wong, Ing., as of December 31, 2012.

TABLE 4
Mineral Reserves and Resources as of December 31, 2012 (based on internal Qualified Person results)

	Category	Type	Internal QP Estimates end Dec. 2012
			Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
La Encantada	Proven and Probable	Oxides	7,784,880	156	-	-	39,011,077	39,011,077
La Encantada	Measured & Indicated	Tailings	5,915,671	181	-	-	34,458,567	34,458,567
La Encantada	Inferred	Oxides	2,886,687	233	-	-	21,586,910	21,586,910

(1)	Metal prices at $1.688.63/oz-Au, $31.96/oz-Ag, $1.05/lb-Pb, $0.93/lb-Zn. Cut-Off Grade for UG is 124 g/t Ag, and for the tailings 65 g/t Ag.

Mining Operations

In July 2008, construction commenced on a new 3,750 tonne per day cyanidation mill. This mill was inaugurated on November 18, 2009. Commissioning of this new facility commenced at that time resulting in commercial production being achieved on April 1, 2010. Full production capacity was reached in the fourth quarter of 2010. During the year 2011 several modifications were made at the cyanidation mill increasing its capacity to 4,000 tonnes per day. Total ore throughput in 2012 was 1,515,795 tonnes grading an average of 176 grams per tonne Ag.

From the period of the cut-off date of September 30, 2008 to December 31, 2012, First Majestic mined and processed 4,328,213 tonnes of ore from La Encantada Silver Mine at an average grade of 209 grams per tonne (7.35 oz per tonne) silver, for a total of 29,086,705 contained oz. Production during this period amounted to 4,328,213 tonnes of ore processed at an average grade of 209 grams per tonne silver and 2.99% Pb which resulted in 14,011,937 silver oz being produced and 5,864,928 pounds of lead (after the start-up of the cyanidation plant, lead production was suspended due to the change of process.), During 2011 and 2012 a total of 28,236 tons of iron ore have been produced at the underground mine and shipped to Met Mex Peñoles in Torreon city, without additional treatment at the mill.

From November 2006 to June 2010 La Encantada operated a 1,000 tonnes per day flotation plant which was upgraded after the purchase of Desmin and La Encantada to achieve designed throughput. All production from the flotation plant was in the form of a silver-lead concentrate. Commencing in November 2009, the new cyanidation plant began producing precipitates and silver doré bars. The flotation circuit (except for the crushing and grinding areas, which remain in operation) was placed in care-and-maintenance in June 2010 and since that time the La Encantada operation has been producing only doré bars.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 500 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage and shaft hoisting are still used on some areas of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea level) to about the 1525 level (1,525 metres above sea level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve the safety of our personnel the Company built two underground miner refuges with a capacity for 20 people each. The Company also constructed a new underground mechanic facility in 2011 to improve the availability and productivity of the underground fleet.

The principal mining method employed at La Encantada is overhand mechanized cut-and-fill utilizing development waste for fill. Ramps are driven in the ore bodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0 to 3.5 yd Load-Haul-Dump (“LHD”) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units.

A modification of overhand cut and fill stoping that has been adopted for extraction of some breccia pipes and chimney ore bodies is post pillar stoping, which is essentially a room and pillar method, but on multiple horizons. Post pillar stopes in La Encantada mine are backfilled with waste, and are mined overhand progressing from the sill level to the next level above. Most development ramps for post pillar stoping are developed in waste outside the ore body. All other parameters for stoping the post pillar areas are the same as for a standard mechanized overhand cut and fill stope.

The old 1,000 tpd processing plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation. Current ore being processed at the new cyanidation plant is from two sources: from the underground mine and from old mine dumps and tailings. The tailing and dump rock is screened ahead of the plant which results in cleaning debris from the tailings and upgrading the dump rock to about twice the grade of unscreened material. The mine ore and tailings are generally blended at an average ratio during 2012 of 1,625 tonnes per day from the mine and 2,781 tonnes per day from the tailings and then processed through the mill. The dump material is not mixed with the mine ore and instead, is campaign processed through the plant.

As a result of the addition of the cyanidation plant, the only area operating at the old flotation plant is the crushing and grinding areas for the mined fresh ore. Crushing takes place in two stages and the ore is grinded in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. A second ball mill has been installed and was commissioned in April 2012, to enable an increase in the processing of fresh ore from the mine to a maximum of 1,800 tonnes per day.

Once crushed, the silver-rich fresh ore is grounded, cyanide is then added. The resulting pulp and solution are then sent by pipe to cyanidation plant for processing, in order to obtain silver precipitates which are then melted in an induction furnace and poured into 25 – 30 kg silver doré bars containing more than 90% silver.

The average head grade at the mill for 2012 was 176 grams per tonne of silver. This grade was a result of blending the old tailings with fresh mine ore. Combined recoveries from the old tailings feed and the fresh ore in the cyanidation plant was 47% resulting in the production of a total of 4,111,018 ounces of silver in 2012.

The total development metres driven during 2012 was 14,338 metres. In comparison, the total development metres driven during 2011 was 12,126 metres. During 2012, 19,390 metres of exploration drilling were completed in the mines. In comparison, 11,837 metres of exploration was completed in 2011.

Operating and Capital Costs

The site operating costs for La Encantada averaged $21.46 per tonne mined and milled during the year 2012.

The La Encantada operating costs are based on the mining, milling and processing of 1,515,795 tonnes of oxide ore during 2012. The 2012 annual production costs averaged $8.11 per ounce of silver.

Capital funds expended in the past three years and planned for the next two years are primarily related to underground development, infrastructure upgrades, equipment purchases, and exploration.

La Parrilla Silver Mine, México

Certain of the information regarding the La Parrilla Silver Mine is based on the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH entitled, “Technical Report for the La Parrilla Silver Mine, Durango State, México” dated September 8, 2011 (the “La Parrilla Technical Report”). Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The La Parrilla Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the La Parrilla Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the La Parrilla Technical Report has been prepared by the First Majestic under the supervision of Ramon Davila and Carlos Wong who are Qualified Person’s for the purposes of NI 43-101.

Property Description and Location

La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, México. The mine is wholly-owned and operated by First Majestic Plata, S.A. de C.V. (“FM Plata”) a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

La Parrilla consists of 40 contiguous mining concessions in the La Parrilla mining district of Durango State which provides mineral rights which cover an area of 69,460 hectares (171,589 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 144 hectares.

Certain of the La Parrilla claims were purchased from Grupo México and include a net smelter return of 1.5% payable to Grupo México. The royalties payable thereunder are capped at $2,500,000. A total of $1,600,000 had been paid by the Company under the net smelter royalty as of December 31, 2012. There are no other encumbrances on La Parrilla mining concessions.

The La Parrilla area is located partly within Ejido San José de la Parrilla and partly within private property. FM Plata has made an agreement for the surface rights (60 hectares) with Ejido San José de la Parrilla for a period of 15 years which is renewable, under the provisions included in the Mexican Mining law, to permit the use of surface rights for development of projects that are of general economic interest including mining operations. First Majestic has purchased the rest of the land holdings from private land holders.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Parrilla Silver Mine is located in the south-eastern part of the state of Durango, about 80 kilometres from the capital city of Durango. La Parrilla mine is well connected to various populated towns and villages within distances from ten km to 20 km, including Nombre de Dios and Vincente Guerrero, which is a town of 12,000 inhabitants where postal, telephone, banking, hotels, restaurants, churches and schools are available. Durango and Zacatecas cities are located at easy driving distances from La Parrilla for more specialized resources such as universities, private and public hospitals. Most of the supplies and labour required for the operation are brought in from small communities in the region and from the nearby cities of Durango, Vicente Guerrero, and Zacatecas.

Access to the La Parrilla mine is by Federal Highway No. 45 from Durango to Zacatecas cities. A four kilometre detour at the 75 kilometre marker leads to the village of San José de la Parrilla and to the mine and processing plant. La Parrilla is connected to the San José de la Parrilla village by a one kilometre dirt road. Driving time from Durango city to La Parrilla is approximately one hour. International flights by commercial airlines to some major US cities and to most major Mexican cities are available from the cities of Durango and Zacatecas.

Power supply to the camp is provided by the national power grid. Potable water supply is provided from water wells. Telephone communications are integrated into the national telecommunications grid, including internet communications provided via copper wire from Tex-Mex. Hand held radios are carried by all supervisors, managers and all vehicle operators for internal communications.

The climate at La Parrilla is semi-dry with annual average temperatures that vary from 12º Celsius to 26º Celsius, with an annual average of about 18º Celsius. The annual average rainfall is about 580 millimetres with most of the rain occurring during the summer months, with only occasional rains during the winter. Occasional heavy rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighboring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region. Fauna in the area consists of deer, coyotes, small reptiles, and small animals such as rabbits, jackrabbits and birds of prey.

The La Parrilla area is located within the physiographic sub-province of Sierras y Llanuras de Durango, which borders between the Sierra Madre Occidental and the Mesa Central in north-western México. This physiographic sub-province presents elevations of about 1,600 metres above sea level in the Mesa Central and up to 3,000 metres above sea level in the mountain peaks of the Sierra Madre Occidental. Topography in the La Parrilla area is dominated by either isolated mountains or north-west oriented mountain chains, all surrounded by the plateaus and flat lands of the Mesa Central. The main La Parrilla (San José) mine portal is located at an elevation of 2,100 metres above sea level.

History

Mining activity in La Parrilla mining district began during colonial times. La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“Minera Los Rosarios”) who operated the mine until 1999 when operations were shut down due to low silver prices. The CFM, a Mexican federal entity responsible for promoting and supporting mining, constructed a 180 tonnes per day flotation plant at La Parrilla, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by Minera Los Rosarios from CFM.

In 2004, First Majestic acquired the mining rights and the plant from Minera Los Rosarios and, in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México which surrounded the original La Parrilla mine. Today First Majestic has consolidated ownership of the plant and all the mining rights of the land surrounding La Parrilla, where numerous mineral occurrences and mineral deposits are being investigated.

Geological Setting

The project is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, in the northwestern part of México, within the sub province of Sierras y Llanuras de Durango. La Parrilla consists of a mining complex made up of the separate mines which includes mineral deposits situated in the surrounding border of the geological contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

La Parrilla’s mineral deposits are associated to geologic structures, which appear related to the intrusive stock, dikes and sills. Structural intersections have also originated breccia zones that caused favourable conditions for mineralization emplacement as stockwork zones. The contact zone between the intrusive stock and sedimentary rocks has also originated metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch and swell along strike as well as downdip. These are enclosed by three main systems within the mining district. The first structural system may be related in orientation to the regional intrusive stock. Its general strike is north east 60º south west, dipping nearly vertical. It cuts through all regional rock units and it does not appear to represent economic significance.

The second structural system occurs with a general orientation of north 45º - 75º west dipping approximately 50º to 85º to the north east. It cuts through limestone, diorite and skarn zones. It encloses several mineral deposits in the area including Los Rosarios, El Cármen, San Cayetano and San José.

The third regional structural system is oriented north-south and dips to the east from 45º to vertical. It is generally concordant with the stratification and it encloses mineral concentrations, such as San Marcos, Quebradillas, Vacas and San Nicolas.

Exploration

La Parrilla was discovered in colonial times and only partially developed from outcroppings by following mineralization along the structures.

The Company carried out geophysical investigations during the period of April to June, 2007 to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula (formerly Los Perros) also in 2012 an additional geophysical work was carried in the regional prospective areas by Quantec. These investigations have confirmed the presence of Induced Polarization (“IP”) and Resistivity anomalies which will be investigated by direct methods, such as diamond drilling and underground access where possible.

The geophysical survey resulted in prospective anomalous zones showing high resistivity and high chargeability. Drill sites were recommended to further investigate the most outstanding anomalies.

The Company's exploration program for La Parrilla during 2012 was designed to investigate principally two types of targets: increase the La Parrilla Resource/Reserve base with currently producing areas, and investigate geophysical, geochemical and structural targets.

Drilling

First Majestic took control of La Parrilla operations in January 2004, and initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings in 2005. From the period of 2007 to June 30, 2011, a total of 60,774 metres have been drilled. Since the La Parrilla Technical Report cut-off of June 30, 2011 to December 31, 2012, 35,496 metres have been drilled.

FM Plata’s La Parrilla drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold/silver/lead/zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, no apparent deviation has been detected in drill holes. Most of First Majestic’s drill holes are longer than 150 metres. Deviation is defined with one survey reading at the bottom for holes of 150 metres in depth and two survey readings for holes longer than 150 metres; one reading at the middle and one reading at the bottom of the hole.

Logging is performed by the project geologists in each of the areas being investigated. The project geologists also determine the sample intervals. Trained assistants are in charge of core splitting and sampling as per the project geologists’ indications.

Mineralization

Mineralization at La Parrilla is typical of hydrothermal vein deposits and also includes deposits within the skain zone with a high content of silver. Weathering of the La Parrilla mineralization has caused oxidation and secondary enrichment zones containing sulfosalts (cerargyrite, pyrargyrite, stephanite) and carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides (hematite, limonite) that may rack depths of up to 150 metres from outcroppings. The primarily minerals consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts (pyrargyrite, stephanite) associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, which consist of halides (ceragyrite), carbonates (cerussite, hydrozincite), sulfates (anglesite), silicates (willemite, hemimorphite) and iron oxides (hematite, limonite).

Sampling and Analysis

(a) Sample Preparation

Exploration, mine development, production, and plant samples are sent to First Majestic’s on-site laboratory for chemical analysis of silver/gold/lead/zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption.

A typical channel sample received by the laboratory, weighing approximately four kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500 gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Celsius. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and ten grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and one gram is required for precipitate samples.

The ten gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of + 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

(b) Check Assaying

To evaluate sample quality control, First Majestic performs periodic check analyses on samples. For the period October 1, 2008 to June 30, 2011 (the cut-off for the La Parrilla Technical Report), First Majestic sent 103 samples to Inspectorate Laboratories and to Eco Tech Laboratory Ltd., two independent commercial laboratories in Reno, Nevada, Durango, México, Vancouver, BC and Zacateceas, México, respectively for duplicate analysis. All core samples are sent to BSI-Inspectorate lab for assaying. The samples also assayed by La Parrilla lab and statistics correlation were applied to the assay results, therefore, the assay check was also performed by the same lab.

The correlation for silver assays of duplicate samples is only 66 per cent due to discrepancies on high-grade samples, for instance Ag 5,752 vs. Ag 2,970 at the maximum assays, while assays, while the pulp duplicates correlation is acceptable at 93 per cent.

The correlation for assays of lead is 88 per cent and 97 per cent for duplicate and pulp samples respectively. The correlation for zinc assays is 81 per cent for duplicate samples and 97 per cent for pulp sample duplicates. The range of silver values is from zero to 5,752 grams per tonne, with an average grade of 178 grams per tonne, while the range for lead is zero to 30 per cent with an average of 1.19 per cent and for zinc is zero to 24 per cent with an average grade of 0.87 per cent.

Channel sample checks are performed by analyzing random sample pulps at the La Parrilla lab with assay checking by Inspectorate lab at Durango. The assays include silver, lead and zinc.

(c) Security of Samples and Data Verification

The La Parrilla sample quality control procedure consists of checking the assays of one duplicate sample for every 20 regular samples. La Parrilla mines duplicate samples for the period of 2010 included 1,150 samples from channel samples of exploration areas. Additionally, the program included insertion of 103 standard samples, 108 blank samples and 289 pulp samples.

Mineral Resource and Mineral Reserve Estimate

The La Parrilla mine has estimated mineable reserves for the following deposits:

  La Rosa - Rosarios vein system
  San Marcos
  San Maros
  Quebradillas VG and OP

As of the date of the La Parrilla Technical Report (September, 2011), the total recoverable diluted Proven and Probable Reserves at a minimum mining width of 2 m, as reviewed by PAH, was 4.1 million tonnes averaging 162 grams per tonne silver, 0.9 percent lead and 1.3 percent zinc, for a total of 15.3 million recoverable ounces of silver only or 17.9 million ounces of silver equivalent contained with gold and lead credits. The proven ore category has been projected up to 20 metres from the drift sample data, while the probable ore category is projected another 20 metres beyond the proven ore.

The estimated Proven and Probable Reserves for La Parrilla as of the cut-off date of the La Parrilla Technical Report (June 30, 2011) amounted to 5.3 million tonnes for the underground mines with an average grade of 202 grams per tonne Ag. Additionally, La Parrilla developed 1.774 million tonnes in open pit Proven and Probable Reserves with an average grade of 102 grams per tonne Ag. These figures result in a net increment of Proven and Probable Reserves during the same period of 6.5 million tonnes containing a total of 37.1 million ounces of silver equivalent with an average grade of 164 grams per tonne Ag including Pb and Zn values.

The newly developed reserves may result from various factors, including continuous mine development along the mineralized structures, exploration efforts, the presence of unforeseen adjacent vein branches and breccia zones and by mine dilution.

Table 5 presents a summary of the La Parrilla Proven and Probable Reserves and Measured and Indicated Resources, as at September 8, 2011 in addition to Inferred Resources at the bottom of the table, all as reported in the La Parrilla Technical Report. No further external Resources or Reserve estimates have been conducted since such date.

TABLE 5 - La Parrilla Silver Mine

UNDERGROUND RESERVES										
MINERAL RESERVES	MINERALIZATION			Width	Grade				Recoverable Silver [1]	
Mine	Type	Category	Metric Tonnes	Meters	Gold g/tonne	Silver g/tonne	Lead, %	Zinc, %	Silver Only [1]	Silver Equiv [2]
La Rosa-Rosarios-La Blanca	Oxides	Proven	174,241	2.50	0.00	205	0.85	0.12	747,000	765,200
San Marcos	Oxides	Proven	40,673	2.70	0.02	224	0.50	0.07	190,500	194,700
Quebradillas	Oxides	Proven	26,918	4.41	0.00	227	0.90	0.11	127,500	130,300
Sub-Total	**Oxides**	**Proven**	**241,800**	**2.75**	**0.00**	**211**	**0.80**	**0.11**	**1,065,000**	**1,090,200**
La Rosa-Rosarios-La Blanca	Oxides	Probable	156,528	2.67	0.00	204	0.80	0.13	667,800	684,100
San Marcos	Oxides	Probable	714,749	3.15	0.08	211	0.03	0.02	3,154,700	3,229,400
Quebradillas	Oxides	Probable	23,840	4.58	0.00	218	0.61	0.14	108,800	111,300
Sub-Total	**Oxides**	**Probable**	**895,100**	**3.11**	**0.06**	**210**	**0.18**	**0.04**	**3,931,300**	**4,024,800**
Total	**Oxides**	**Proven + Probable**	**1,136,900**	**3.03**	**0.05**	**210**	**0.31**	**0.06**	**4,996,300**	**5,115,000**
La Rosa-Rosarios-La Blanca	Sulphides	Proven	338,977	3.12	0.00	232	1.31	0.51	2,073,700	2,440,100
Quebradillas	Sulphides	Proven	58,822	2.92	0.00	336	4.04	3.53	521,300	584,900
Sub-Total	**Sulphides**	**Proven**	**397,800**	**3.09**	**0.00**	**247**	**1.71**	**0.96**	**2,595,000**	**3,025,000**
La Rosa-Rosarios-La Blanca	Sulphides	Probable	2,685,456	8.25	0.01	204	1.01	0.67	14,451,600	17,354,300
San Marcos	Sulphides	Probable	190,243	5.76	0.00	232	0.00	0.00	1,161,400	1,367,100
Quebradillas	Sulphides	Probable	184,545	4.91	0.00	199	3.04	3.05	966,000	1,165,400
Vacas (last 43-101)	Sulphides	Probable	667,002	8.18	0.02	148	2.47	6.92	2,596,700	5,002,300
Sub-Total	**Sulphides**	**Probable**	**3,727,200**	**7.94**	**0.01**	**195**	**1.32**	**1.87**	**19,175,700**	**24,889,100**
Total	**Sulphides**	**Proven + Probable**	**4,125,000**	**7.48**	**0.01**	**200**	**1.36**	**1.79**	**21,770,700**	**27,914,100**
TOTAL RESERVES	**Oxides + Sulphides**	**Proven + Probable**	**5,261,900**	**6.52**	**0.02**	**202**	**1.13**	**1.41**	**26,767,000**	**33,029,100**

Notes: Rounded totals

(1) Recoverable Silver = Ag - Recovery (65% - oxides; 82% - sulphides) - S&R charges (Oxides = 0.005%; Sulphides = 0.05%); Payable Pb=39 g/t - Ag; Zn = g/t - Ag.

(2) Oxides = Silver (Met recov = 65%) - Smelter & Ref (0.995) + Payable Gold = 5 g/t - Ag.

(2) Sulphides = Recoveries Ag (82%; payable 95%); Payable Pb=39 g/t - Ag; Zn = 2 g/t - Ag (Vacas 97.8 g/t - Ag).

(*) Reserves are exclusive of Resources

QUEBRADILLAS OPEN PIT										
Quebradillas TAJO	Oxides	Proven	505,600	3.50	0.00	114	0.00	0.00	1,196,200	1,277,400
Quebradillas TAJO	Oxides	Probable	1,268,600	3.50	0.00	98	0.00	0.00	2,583,600	2,787,500
TOTAL OPEN PIT RESERVES	**Oxides**	**Proven + Probable**	**1,774,200**	**3.50**	**0.00**	**102**	**0.00**	**0.00**	**3,779,800**	**4,064,900**

Notes: Rounded totals

(1) Oxides = Silver (Met recov = 65%) - Smelter & Ref (0.995) + Payable Gold = 5 g/t - Ag; Cutoff = 33 g/t - Ag only.

(*) Reserves are exclusive of Resources

Measured and Indicated Mineral Resources as of June 30, 2011 (*)

UNDERGROUND RESOURCES	Metric Tonnes	Width (m)	Grade				Contained Silver "In Situ" (1)	
MEASURED AND INDICATED			Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
Sub - Total Oxides	250,000	9.28	0.01	153	1.91	1.49	1,229,000	1,269,100
Sub - Total Sulphides	837,100	8.43	0.03	143	1.88	5.46	3,860,500	6,807,500
TOTAL Resources	**1,087,100**	**8.63**	**0.03**	**146**	**1.89**	**4.54**	**5,089,500**	**8,076,600**

Notes: Cutoff = Sulphides $74.12/tonne (Ag only - 124 g/t; Pb only - 3.96%; Zn only - 4.16% Zn Vacas - 6.65%); Oxides Ag only = 87 g/t; Ag + Au = 82 g/t

(1) Contained Silver "In Situ" only.

(1) No recoveries are considered in the Resources. Rounded totals.

(2) Contained Silver Equivalent "In Situ" - Oxides Ag + Payable Au =5 g/t - Ag. Sulphides = Payable Pb = 39 g/t - Ag; Zn = 2 g/t - Ag (Vacas 97.8 g/t - Ag).

(*) Reserves are exclusive of Resources

UNDERGROUND INFERRED RESOURCES								
Sub - Total Oxides	1,605,600	3.03	0.04	206	0.31	0.14	10,653,500	10,905,800
Sub - Total Sulphides	6,447,600	6.67	0.00	170	1.26	1.59	35,105,200	46,033,500
TOTAL INFERRED RESOURCES	**8,053,200**	**7.12**	**0.01**	**177**	**1.02**	**1.30**	**45,758,700**	**56,939,300**

Notes: Inferred Resources do not have economic value. Rounded figures.

(1) Contained Silver "In Situ" only. Rounded totals.

(1) No recoveries are considered in the Resources.

(2) Contained Silver Equivalent "In Situ" = Oxides Ag + Payable Au =5 g/t - Ag. Sulphides = Payable Pb = 39 g/t - Ag; Zn = 2 g/t - Ag (Vacas 97.8 g/t - Ag).

QUEBRADILLAS OPEN PIT INFERRED RESOURCES								
QUEBRADILLAS OPEN PIT	1,293,600	0.00	0.00	99	0.00	0.00	4,100,400	4,308,300
TOTAL OPEN PIT INFERRED RESOURCES	**1,293,600**	**0.00**	**0.00**	**99**	**0.00**	**0.00**	**4,100,400**	**4,308,300**

Notes: Inferred Resources do not have economic value. Rounded figures

(1) Contained Silver "In Situ" only. Rounded totals.

(1) No recoveries are considered in the Resources.

(2) Contained Silver Equivalent "In Situ" = Oxides Ag + Credits Au =5 g/t - Ag. Cutoff grade Ag-33g/t only.

The following table sets out the most recent resource and reserve estimates for the La Parrilla Silver Mine prepared and reviewed by First Majestic's internal Qualified Persons, Mr. Ramon Davila, Ing. and Mr. Carlos Wong, Ing., as of December 31, 2012.

TABLE 6
Mineral Reserves and Resources as of December 31, 2012 (based on internal Qualified Person results)

	Category	Type	Internal QP Estimates end Dec. 2012
			Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
La Parrilla	Proven and Probable	Oxides and Sulphides	5,404,414	174	1.18	1.35	30,236,022	39,181,241
La Parrilla	Measured & Indicated	Oxides and Sulphides	3,123,358	176	1.29	2.23	17,690,513	23,378,235
La Parrilla	Inferred	Oxides and Sulphides	13,244,531	173	0.88	1.08	73,747,258	88,438,098

Notes:
(1)   Metal prices at $1.688.63/oz -Au, $31.96/oz -Ag, $1.05/lb -Pb, $0.93/lb -Zn. Cut -off Grade is 55.8 g/t Ag.

Since the date of the mineral reserve and resource estimate contained in Table 5, approximately 3,955,417 oz of silver have been produced from the La Parrilla Silver Mine. Production at La Parrilla Silver Mine for the year ended December 31, 2012 amounted to 679,788 tonnes of ore of which 582,184 tonnes of ore were processed from reserves and 97,604 tonnes of ore were processed from outside of reserves.

Mining Operations

La Parrilla operations include production from four different underground mines, and a small open pit. The underground operations are Rosario-La Blanca, San Marcos, Quebradillas and Vacas. The open pit has been developed on oxide ore situated atop the active Quebradillas underground mine. The Quebradillas and Vacas projects, along with an extensive adjoining land package, were acquired from Grupo México in 2006.

The underground stoping method used for mining the near-vertical veins and ore bodies of the operations of La Parrilla is overhand cut and fill. Some longhole stoping was done in the recent past, but no longhole stopes are currently being mined. Stope cuts are currently drilled with hand-held pneumatic jackleg drills. Stoping is largely done using breast-mining techniques, although some back stopping is also done. Ore is mucked in the stopes utilizing diesel-powered load-haul-dump units (LHDs), which have access to the stopes through crosscuts driven from ramps driven in the footwall of the stope. Once a stope back has been completely mined out the full length of the stope, backfilling is done using waste from development. The minimum mining width for all the mine operations is approximately 2.0 metres.

In 2012, mine and mill production from La Parrilla was about 3,487,392 equivalent ounces of silver from mining 679,788 tonnes of ore, of which 317,454 tonnes were oxide and 362,335 tonnes were sulphide ore. First Majestic metal production from La Parrilla was 5,544,564 equivalent ounces of silver since the June 30, 2011 cut-off date of the La Parrilla Technical Report.

Mine development for La Parrilla Silver Mine is done with conventional methods, although blasthole drilling with hand-held jackleg drills is being replaced with electro-hydraulic diesel-powered drill rigs. The development sequence is still drill-blast-muck, with mucking done with rubber-tired, diesel-powered load-haul-dump units (LHDs). Haulage of ore and waste is accomplished using both low-profile and highway type diesel dump trucks.

Drifts and ramps require little ground support, and the operators are installing rock bolts with or without wire mesh, and also shotcrete in dubious ground conditions of the backs and ribs of drifts and ramps, and also in stope backs. Bored and conventional raises are largely unsupported with occasional rock bolting done where dubious ground conditions have been identified.

A considerable amount of mine development and exploration projects are required to sustain the ore resources and stope development at the levels required to maintain the target production rates for La Parrilla Silver Mine. The total development metres driven during 2012 was 20,606 metres. In comparison, the total development metres driven during 2011 was 13,242 metres. During 2012, 26,204 metres of exploration drilling were completed in the mines. In comparison, 14,447 metres of exploration was completed in 2011.

Capital and Operating Costs

The site operating costs for La Parrilla averaged $35.03 per tonne mined and milled during the year 2012.

The La Parrilla operating costs are based on the mining, milling and processing of 317,454 tonnes of oxide ore and 362,334 tonnes of sulphide ore during 2012. The 2012 annual production costs averaged $8.54 per ounce of silver.

The La Parrilla expansion from about 850 tonnes per day (425 tonnes per day for oxides and 425 tonnes per day for sulphides) to 2,000 tonnes per day (1,000 tonnes per day for oxides and 1,000 tonnes per day for sulphides) was completed and achieved commercial production effective March 1, 2012. The total cumulative capital expenditures for the for the flotation and cyanidation circuits were approximately $42.8 million of which $8.4 million was spent in 2012. Capital funds expended in the past three years and planned for the next two years are primarily related to underground development, open pit development, infrastructure upgrades, equipment purchases, extraction system and exploration.

The Company’s capital expenditure schedule includes estimated capital expenditures for the mine life, which will be spent in closure and rehabilitation cost, especially if the La Parrilla ore deposits are depleted by 2024. The anticipated payback period for the investment based on $45,700,000 is 3.2 years, assuming silver price of $23.85 per ounce, gold price of $1,300 per ounce, lead and zinc prices of $1.00 per pound.

San Martín Silver Mine, México

Certain of the information in this section is based on the technical report entitled “Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH dated January 15, 2009, as amended and restated on February 26, 2009 (the “San Martin Technical Report”). The San Martin Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the San Martin Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the San Martin Technical Report has been prepared by the Company under the supervision of Mr. Ramon Davila, Ing. and Mr. Carlos Wong, Ing. who are Qualified Persons for the purposes of NI 43-101.

Project Description and Location

The San Martín Silver Mine consists of a predominantly silver mine and processing plant located near the town of San Martin de Bolaños in Jalisco State, México. The mine is wholly-owned and operated by First Majestic through Minera El Pilón, S.A. de C.V. (“El Pilón”), a wholly-owned indirect subsidiary of the Company held by its Mexican holding company, Corporación First Majestic, S.A. de C.V.

El Pilón holds 33 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 37,517 hectares. These include 33 mining concessions with exploitation rights. Mineral rights for the earliest titled concessions are due in the year 2035, and most other claims have expiration dates in the 2050s; these however, may be renewed for another 50 years. No royalties or any other encumbrances are due on any of the San Martin mining concessions.

The surface rights to the San Martín mine are mostly owned by El Pilón. A portion of the access roads to the mine are located on land owned by private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the access road.

Accessibility, Climate, Local Resources and Physiography

The San Martín mine is located at the coordinates 21° 45’ north latitude, and 103° 45’ west longitude, in the Bolaños river valley. Climate in this area is generally warm and semi-wet with rain in the summer season. Annual freezing temperatures in the region are recorded mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season for less than five days per year.

Climate and topographical conditions in the San Martín de Bolaños area support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hills and slopes. The mine area is within a transition zone that changes from desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

The San Martín operation is 150 kilometres by air or 250 kilometres by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by charter plane from Guadalajara, of 1.5 hours from Durango, Mexico. The town of San Martín de Bolaños constitutes the commercial center for the immediately surrounding region. Major facilities, including international airports, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños is occupied by approximately 3,000 people. The town is connected to the national power grid and it has standard telephone lines, internet availability, and satellite communications. Water for the town inhabitants’ consumption is pumped from wells. Most of the people living in the area depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine is connected to the national power grid through a substation located about 20 kilometres to the north at the neighbouring Bolaños mine. Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks. The water source for the processing plant is the Bolaños River, which supplies a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín, are located on land owned by El Pilón.

The infrastructure on-site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

History

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. (“FSR”) by way of reverse takeover, acquired all the shares of El Pilón, the owner and operator of the San Martín Silver Mine. In April 2006 First Majestic entered into an irrevocable share purchase agreement to acquire a majority share interest of FSR from Mr. Dávila Santos. The Company took control of FSR and the San Martin mine in June 2006 and subsequently acquired the remaining shares of FSR pursuant to a business combination which closed on September 14, 2006.

Geology and Mineralization

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 metres of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework. Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

Exploration

Historically, at San Martin, exploration programs have been primarily based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein’s strike and dip into the mountain range. However, in recent years, and particularly since 2002, more extensive programs have been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface sites.

Up to the date of the cut-off of the San Martin Technical Report, being September 30, 2008, drilling had totaled 570 diamond drill holes for a total footage of 61,132 metres, at an average depth per hole of about 107.3 metres. All of the drill core has been retained after logging and sampling. Since the cut-off date and up to December 31, 2012 additional drilling has continued to assist in ongoing mining activities totalling 67,215 metres over 472 holes, 140 drilled from surface and 332 from underground during this period. The results of those programs upgraded resources to reserves and opened other areas for further exploration and development, such as the cymoid zone of the Zuloaga vein at the La Escondida mine Level 5900, at the Ballenas mine Level 5550, at the La Blanca vein Stope 5735 and at the San Pablo Stope 5920.

A total of 47,368 metres of underground development has occurred at San Martin between the acquisition completion date of September 14, 2006 and December 31, 2012. This ongoing development program has been focused on the Cangrejos, San Pedro, Ballenas and Escondida levels on the Zuloaga and Rosarios/Condesa veins.

First Majestic’s geological staff at San Martin includes four active and experienced geologists and other Company geologists active throughout First Majestic’s other operations within México with full support from management, to carry out and supervise the exploration efforts in addition to 19 samplers and contractors for field work.

Drilling

The San Martin drill program from January 1, 2007 to September 30, 2008 (the period covered by the San Martin Technical Report) included 127 drill holes with a total depth of 19,619 metres of core, in addition, about 3,906 metres of underground development for drill sites and access preparations. Since this cut-off date 472 holes covering a total of 67,215 metres were drilled with the intent of defining new economic mining areas and new adjacent mineralized zones in the Zuloaga vein.

The current underground drilling at San Martín is carried out with Company owned equipment and contractor equipment. This includes electric powered drilling machines for underground operations, such as a Diamec. Deep underground drilling is normally assigned to independent contractors as well as the surface programs.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. First Majestic’s geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ for short underground drill holes and NQ diameter for long underground and surface drilling. The core is then logged by the geology staff and sampled.

Sampling and Analysis

San Martin’s current sampling team consists of four sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take line channel samples at regular intervals, typically with one line every 3.0 metres along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ and NQ sizes in diameter, and holes are of generally good recovery (90 percent). Drill-hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is conservatively applied. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Channel, exploration, mine development and production, and plant samples are sent to San Martin’s onsite laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150°C. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. The diesel furnace does not have any temperature control and as a result temperatures fluctuate to a certain extent. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of +1 milligram (equivalent to an actual grade of +1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

To evaluate sample quality control, First Majestic performs periodic check analyses on samples. Since 2004, 10 to 30 samples have been sent each month to Chemex Laboratories, SGS Laboratory, Met Mex Peñoles laboratory, and Laboratorio Industrial Metalúrgica Herrera, for duplicate samples and duplicate pulp samples analysis.

PAH reviewed assays of duplicated samples from 2007 and 2008 sent to SGS Laboratory and Chemex Laboratories in connection with the preparation of the San Martin Technical Report. The samples mineral content range includes assays that vary from 3 to 3,870 grams per tonne Ag. Average correlation of the results is 92 percent for the duplicate samples silver assays within a broad range, while the pulp duplicates show results close to 100 percent. High discrepancies occur in the gold assays. PAH reported that the reproducibility of silver grades is acceptable and somewhat conservative, considering that the reported values from the San Martin laboratory tend to be lower, but within acceptable industry practices. Gold assays present high variations. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH reported that the reproducibility of gold grades is reasonable, with some of the variability between samples pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not used in the determination of the reserve block delineation and stope layouts, PAH concluded this was not a significant issue.

Mineral Resource and Mineral Reserve Estimates

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves.

Table 7 shows a summary of mineral Reserves and Resources for the San Martín Silver Mine to September 30, 2008. No further external resource estimates have been conducted since this cut-off date. It should be noted that since the cutoff date, 1,198,522 tonnes have been mined from San Martin of which 566,198 tonnes were mined from the Reserves and 631,604 tonnes where mined from areas that were not included in any previous NI 43-101 estimates.

45

TABLE 7- San Martín Silver Mine

Mineral Reserves and Resources as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn		METAL CONTAINED	
Proven Reserves	Type	Tonnes	m	g/tonne	%	%		Silver (Only) oz.	Silver eq. oz.
SUBTOTAL - 1	Oxides	527,373	2.72	273				4,636,211	4,805,765
Probable Reserves									
SUBTOTAL - 2	Oxides	243,091	2.56	276				2,154,571	2,232,727
Proven and Probable Reserves									
TOTAL	Oxides	770,464	2.67	274				6,790,782	7,038,492
Mineral Resources									
Measured Resources									
SUBTOTAL - 3	Oxides	122,404	4.95	233				915,774	955,128
SUBTOTAL - 4	Sulphides	415,771	3.23	97	0.87	2.07		1,292,213	1,292,213
Indicated Resources									
SUBTOTAL - 5	Oxides	294,361	4.49	288				2,729,201	2,823,840
SUBTOTAL - 6	Sulphides	670,684	4.95	116	0.94	1.64		2,498,639	2,498,639
Measured and Indicated Resources									
TOTAL	Oxides plus Sulphides	1,503,220	4.38	154	0.91	1.80		7,435,827	7,569,820
Proven and Probable Reserves plus Measured and Indicated Resources.									
TOTAL RESERVES AND RESOURCES	Oxides plus Sulphides	2,273,684	3.80	195	0.91	1.80		14,226,609	14,608,312
Inferred Resources									
Inferred Resources									
TOTAL (6)	Oxides plus Sulphides	8,200,000	5.33	185	1.40	1.60		48,900,000	50,000,000

(1) Estimated Reserves are exclusive of Resources.
(2) Inferred Resources are speculative in nature and may not become Reserves.
(3) Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4) Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5) Base metals, Lead and Zinc are not recovered due to low market prices.
(6) Rounded figures.

The following table sets out the most recent resource and reserve estimates for the San Martin Silver Mine prepared and reviewed by First Majestic's internal Qualified Persons, Mr. Ramon Davila, Ing. and Mr. Carlos Wong, Ing., as of December 31, 2012.

TABLE 8
Mineral Reserves and Resources as of December 31, 2012 (based on internal Qualified Person results)

			Internal QP Estimates end Dec. 2012
	Category	Type	Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
San Martin	Proven and Probable	Oxides	1,759,018	186	-	-	10,508,374	10,508,374
San Martin	Measured & Indicated	Oxides	1,934,369	159	-	-	9,915,519	9,915,519
San Martin	Inferred	Oxides	10,425,364	174	-	-	58,422,426	58,422,426

Notes:

(1) Metal prices at $1.688.63/oz -Au, $31.96/oz -Ag, $1.05/lb -Pb, $0.93/lb -Zn. Cut-Off Grade is 66.7 g/t Ag.

The resource calculations contained in Table 7 are based on projections of the mineralized zones of 50 metres beyond the areas of the reserves for the measured resources, and another 50 metres beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Company’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries. Mineral resources do not include development details for underground mine accessibility and mine planning.

Since the date of the mineral Reserve and Resource estimate contained in Table 7 to December 31, 2012 approximately 6,122,777 ounces of silver equivalent (including gold & lead) have been produced from the San Martin Silver Mine of which 3,956,564 ounces were depleted from the Reserves/Resources set in Table 1. Production at San Martin for the year ended December 31, 2012 amounted to 286,205 tonnes of ore of which 138,156 tonnes of ore were processed from Reserves and 148,049 tonnes of ore were processed from outside of Reserves.

Mining Operations

The San Martín Silver Mine includes underground workings that have opened six main drifts with levels at an approximate 35 metre vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 metres, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to the September 2008 cut-off date, over 4.3 million tonnes of silver ore have been extracted and processed, for sales of approximately 33.6 million ounces of silver, including some gold and lead. Since this cut-off date, to December 31, 2012 an additional 1,198,5229 tonnes of ore have been mined with an average grade of 150 grams per tonne Ag, 0.16 grams per tonne Au and 0.08% Pb, resulting in 5,784,182 ounces of silver being produced 6,316 ounces of gold and 4,463 pounds of lead.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 metres. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 metres above sea level. Production also occurs from the La Blanca vein, a vertical split off the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall.

Mine production has come from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Opening sizes are driven at 4.0 metres by 3.5 metres. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 650 to 950 metres per month. The average productivity in headings is 0.7 metres per man shift, which is in the normal range for this type of development

Mechanized cut and fill stopes account for 100 percent of production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. During the last two years a long hole drill has been operating to recover some ore that was left in the pillars.

Underground loading and haulage is performed with 2 cubic yard, 3 cubic yard and 5 cubic yard Load-Haul-Dump machines (Scooptrams) and 10 to 13 tonne-capacity trucks. Ore is trammed to the surface and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks and transported to the mill some 13 kilometres away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that reached 750 tonnes per day in 2008. Since September 30, 2008, several improvements have been made at the mill in order to improve efficiencies, costs and throughput. These changes included; rebuilding of leaching tanks, replacing electric motors, rehabilitating crushers, and the installation of a new thickener and replacing one of the ball mills in the third quarter of 2011. These changes have resulted in increasing the current mill throughput to 950 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crowe process. The Company also runs additional processes including an acid wash and lead elimination processes prior to producing a final precipitate. The precipitate is then smelted to produce silver doré for shipment to commercial refineries. In addition to the cyanidation system, the plant can produce a gravity concentrate and there is also a flotation circuit which is presently in care and maintenance pending further capital investment and improved and sustained prices of lead and zinc. The average daily throughput in 2012 was 870 tonnes per day all of which was through the cyanidation circuit for the production of silver doré.

Production for 2012 amounted to 286,206 tonnes grading 136 grams per tonne Ag and 0.15 grams per tonne Au resulting in total silver production of 957,195 ounces plus 1,323 ounces of gold production for a total equivalent Ag ounces of 1,027,920. A total of 149,976 tonnes of ore came out of the current delineated Reserve/Resource while 136,229 tonnes were mined from areas that were not included in any previous delineated estimates.

Since September 30, 2008, the average grades have remained very stable from 151 grams per tonne Ag to the current 158 grams per tonne Ag. The average head grade at the mill for 2012 was 136 grams per tonne while the average grade for the entire period of October 1, 2008 to December 31, 2012 was 150 grams per tonne Ag. Gold values had been in the range of 0.15 grams per tonne.

Capital and Operating Costs

The site operating costs for San Martin averaged $43.46 per tonne mined and milled during the year 2012.

The San Martin operating costs are based on the mining, milling and processing of 286,206 tonnes of oxide ore during 2012. The 2012 annual production costs averaged $13.05 per ounce of silver.

Capital funds expended in the past three years and planned for the next two years are primarily related to underground development, infrastructure upgrades, equipment purchases, and exploration.

The Company expects that a new technical report under National Instrument 43-101 guidelines will soon be made available to address current Reserves and Resources, a revised mine life and a current economic analysis.

The Company’s capital expenditure schedule includes estimated capital expenditures for the mine life, which will be spent in closure and rehabilitation cost, especially if the San Martin ore deposits are depleted by 2022. The payback period for the investment based on $39.3 million is 2.5 years, assuming silver price of $28.80 per ounce.

Del Toro Silver Mine, México

Certain of the information on the Del Toro Silver Mine is based on the updated and restated technical report titled, “Technical Report for the Del Toro Silver Mine, Zacatecas State, Mexico” prepared by Leonel Lopez, C.P.G. of PAH and dated August 20, 2012 (the “Del Toro Technical Report”). Mr. Leonel Lopez is an independent Qualified Person for the purposes of NI 43-101. The Del Toro Technical Report is an update of the previously filed technical report for the Del Toro Silver Mine dated May 18, 2012 and includes results of additional drilling and assays completed to June 30, 2012. The Del Toro Technical Report has been filed with Securities Authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Del Toro Technical Report which is available for review on SEDAR at www.sedar.com.

Property Description and Location

The Del Toro Silver Mine, which has recently completed Phase 1, currently in pre-production, is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, Mexico. The property is wholly-owned and operated by First Majestic Del Toro, S.A. de C.V. ("FM Del Toro"), a wholly-owned, indirect subsidiary of First Majestic.

The Del Toro Silver Mine consists of 24 mining concessions including 21 contiguous concessions, three concessions in a neighboring area, including 5 other concessions that have been acquired by First Majestic and is under registration, covering mineral rights for 438 hectares (1082 acres). These mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest dates of renewal of First Majestic's concessions at the Del Toro Silver Mine are for the Perseverancia concession which has a renewal date of April 23, 2021. FM Del Toro owns all mineral rights in the concessions. There are no other encumbrances on the Del Toro Silver Mine mining concessions.

At the Del Toro Silver Mine, the access to San Juan, Perseverancia and most other mining prospects is open due to historical works and developments. First Majestic has acquired five parcels of surface rights covering 216.31 hectares (534.5 acres) from private owners for plant installations, tailings storage, and other project's requirements. The Del Toro Silver Mine's Environmental Impact Study (EIS) has been approved and permits for change of the use of land have been granted.

The Del Toro Silver Mine includes two main mineral deposits under exploitation, exploration and further development; San Juan and the Perseverancia mineral deposits plus two newer areas of focus, the Dolores and San Nicolas mineral deposits which are currently being defined by drilling and underground development. Ground breaking for the construction of a dual process 4,000 tpd plant commenced in April 2011. All necessary infrastructure for commencing Phase 1 operations at a rate of 1,000 tpd was completed in January 2013 and preproduction commenced on January 23, 2013. A three phase ramp up is planned whereby production is expected to reach 2000 tpd during the third quarter of 2013 and full production of 4,000 tpd is planned to be reached during the third quarter of 2014.

The Del Toro Technical Report describes First Majestic's exploration results on the San Juan, Perseverancia, Dolores and San Nicolas mineral deposits to June 30, 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Del Toro Silver Mine is located in the northwestern part of the state of Zacatecas, about 150 km northwest of the capital city of Zacatecas in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. It is located at about 40 km southeast of First Majestic's La Parrilla Silver Mine and approximately 120 km southeast of the capital city of Durango. It is located at elevations of 2,300 m to 2,900 m while the adjacent Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 m.

Access to the Del Toro Silver Mine is by highway I-45 from Durango City 120 km to the southeast past the La Parrilla Silver Mine. Driving time from Durango to Chalchihuites is about 2.5 hours. The property boundary is located approximately 1 km to the east of the village of Chalchihuites while the mill is located approximately 3 km away and can be accessed by all-weather dirt roads.

Another route of access to Chalchihuites is from the city of Zacatecas by highway I-45 to the northwest for 170 km; from the city of Sombrerete a 50 km highway leads west to the village of Chalchihuites. Driving time from Zacatecas to Chalchihuites is about 3 hours. The towns of Vicente Guerrero in the state of Durango (21,000 inhabitants at an elevation of 1,960 m) and Sombrerete in the state of Zacatecas (58,000 inhabitants at an elevation of 2,300 m) are located within 50 km from the Del Toro Silver Mine area.

The Chalchihuites region's main economic activities are agriculture, cattle and mining. Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Gualterio railroad station is located 5 km from Chalchihuites with connections to the rest of the country.

All basic facilities such as hotels, restaurants, telephone, including cellular, banking and postal service are available in most major population communities within the region. Elementary and secondary schools are available in all medium to major cities within the region. Higher education institutions are established in Durango and Zacatecas cities. Airports with service for international flights are available at Durango and Zacatecas cities, at 2.5 hours and 3 hours driving distance respectively from the Del Toro Silver Mine.

Approximately 4,000 inhabitants live in the village of Chalchihuites. Numerous other villages and towns are located within the mining district, such as José María Morelos (about 1,000 inhabitants), San José de Buena Vista (700 inhabitants), El Mineral de La Colorada (500 inhabitants), La Candelaria (500 inhabitants), Piedras Azules (400 inhabitants) and El Hormiguero (300 inhabitants). First Majestic believes that a labor force including miners is readily available from these communities.

The climate of the Del Toro Silver Mine area is moderate with average annual temperatures of 16°C to 18°C and semi-wet with total rainfall of 600 mm to 700 mm. The main rainy season occurs during the months of July to October.

Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses (maguey, nopal and biznaga) and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chiles, wheat and some fruit trees such as apples and peaches) in the area takes place in the valleys and lower elevation zones.

History

The Del Toro Silver Mine is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, Mexico. According to historical references during the period of 1554 – 1558 the Spanish captains Martín Pérez and Francisco Ibarra carried out expeditions to explore the Sombrerete, Chalchihuites and San Martín mineral zones.

First Majestic initiated investigations in the Chalchihuites area in late 2004 under option agreements. First Majestic has consolidated ownership of a group of properties in the Del Toro Silver Mine area including 21 concessions and land holdings under FM Del Toro. This group of properties includes the San Juan and Perseverancia silver deposits under exploration and development in preparation for mining. The newly discovered San Nicolás mineralization is located within the Perseverancia group of properties. In addition, the Dolores property which consists of 11.9 hectares was purchased in 2011.

Mineral deposits of the Chalchihuites mining district (the "Chalchihuites District") consist of underground silver-gold-lead-copper mines. The Chalchihuites District comprises numerous small mine developments located around a regional granodioritic intrusive within metasomatic rocks at the contact with Cretaceous limestones. Mineralized structures include: vein-type, manto replacement, and breccia pipe deposits. Most mine workings within the Chalchihuites District are superficial developments with exceptions at the San Juan silver mine where a 90 m deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia silver mine where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 m. No official records exist of mineral production from the Chalchihuites mines; however, historical production by surveying volumes of old stopes within the San Juan and Perseverancia mine workings suggest that approximately 4,000,000 oz of silver were extracted from these mines at an estimated grade of about 700 g/t Ag, 10 % to 35% Pb and 2 to 3% Zn. The Perseverancia mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997 shipping 150 to 300 hand-sorted ore tonnes per month to the Peñoles smelter in Torreón city. The ore was reported to contain 1,500 to 3,000 g/t Ag and 20 to 40% Pb in sulphides.

Geological Setting

The Del Toro Silver Mine is located within the Chalchihuites District in the State of Zacatecas, Mexico. The Chalchihuites District consists of multiple mineral occurrences enclosed by skarns which surround a regional intrusive and various satellite stocks of granodioritic composition intruding Cretaceous limestone rocks of the Cuesta del Cura and Indidura Formations.

The Chalchihuites District mineral occurrences generally consist of silver/lead/zinc/copper in oxidized and sulphide mineral concentrations. At present, First Majestic's exploration in the Del Toro Silver Mine area is focused in the San Juan, Perseverancia, Dolores, and San Nicolás mineral deposits. The San Juan deposit comprises three silver/lead/zinc mineral concentrations identified by underground workings and drilling. These mineral concentrations consist of mineralization in sulphides with oxides in the upper parts. The Perseverancia deposit comprises two high grade breccia pipes with silver/lead/zinc in sulphides. The Dolores and San Nicolás consist of vein deposits and are under preliminary exploration investigations.

Regional geology of the Chalchihuites District is dominated by a 15 km-long N60°W anticline. This structure is composed of an uplifted sedimentary calcareous sequence of Cretaceous rocks intruded by a granodiorite intrusive about 7 km by 1 km.

The Del Toro Silver Mine mineral deposit's geology consists of mineralized structures within skarn and granodiorite along the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura Formations.

Exploration

Since the acquisition of the Del Toro Silver Mine, First Majestic has conducted an exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the San Juan, San Nicolás, Perseverancia, and Dolores areas to access the mineralized zones and for preparation of underground workings for drilling sites.

First Majestic developed a significant budget for exploration drilling and geophysical studies for the Del Toro Silver Mine. The budget for 2012 was $4,000,000 and included programs of exploration that have shown positive results by indicating estimated resources and reserves for the San Juan and Perseverancia mines.

First Majestic's exploration, preparation and development program for the Del Toro Silver Mine is focused on the investigation of four main mineral deposits within the Chalchihuites District; San Juan which includes four mineralized areas (Deposits 1, 2, 3 and Zinc), Perseverancia including two mineralized breccia zones, the Dolores vein deposit and San Nicolás, which appears to show evidences of one breccia zone and disseminated mineralization associated with the main vein deposit. Other areas of interest within the project's concessions will be explored in future programs.

First Majestic has carried out two geophysical investigations to confirm previous studies within the Del Toro Silver Mine property. These investigations have confirmed the presence of a significant skarn zone with IP, resistivity and magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible.

First Majestic's geochemical exploration program for the Del Toro Silver Mine included investigations to complement exploration by geophysical methods within the Chalchihuites District. This program included a total of 254 rock chip samples to confirm or evaluate some of the areas of interest. The anomalous areas would be further investigated by geophysical methods. The silver geochemical survey shows limited and localized anomalies within the areas of the San Nicolás to Las Cotorras and San Juan area with small showings around the Huitrón and Mina de la Paz areas. Silver values are low from 0 to 28 ppm. Threshold value was defined at about 10 ppm.

The geochemical program included 7 lines at 250m with samples at 50 m intervals along the lines. The lines length was from 2,500mto 1,200m for a total sampled length of 13,000 m. Each sampling site was located by GPS and UTM coordinates. Each sample was collected from an area of 2 m by 2 m and consisted of 3 kg to 5 kg of rock chips. The samples were shipped to GM LACME Labs in Guadalajara for pulp preparation and sent to ACME Analytical Laboratories Ltd. in Vancouver, BC. All geochemical samples were analyzed by ICP including determination of 22 elements in addition to gold/silver by fire assay.

The most significant geochemical anomalies resulting from this survey were defined for lead, zinc, copper and silver.

The zinc anomalies are more localized around the known area of interest. The zinc anomalies appear to outline closer areas near the known mineral deposits of Perseverancia, San Nicolás and Las Cotorras, and in the southern part of the lines in the Perseverancia area. Zinc values reported included assays from 50 ppm to 11,300 ppm with threshold defined at 999 ppm. Low anomalies were determined from above 999 ppm.

The silver geochemical survey shows limited and localized anomalies within the areas of the San Nicolás to Las Cotorras and San Juan area with small showings around the Huitrón and Mina de la Paz areas. Silver values are low from 0 to 28 ppm. Threshold value was defined at about 10 ppm.

The author of the Del Toro Technical Report notes that the geochemical and geophysical anomalies are coincident and show particular strength within the Perseverancia zone. These anomalies also appear to show NE-SW trend at the middle section of the Chalchihuites District, in the areas of San Nicolás to Las Cotorras.

The geochemical anomalies are strong at San Juan, while the geophysical anomaly appears to be deep-seated in this area.

Mineralization

Mineralization at the Chalchihuites District is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with high silver content. These mineral assemblages have been affected by oxidation and secondary enrichment processes. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, such as the Cuerpo Uno at the San Juan deposit, which contains sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

Drilling programs at the Del Toro mining district have been limited by past operators, since the best exploration results may have been obtained through underground development. However, First Majestic has obtained positive results by increasing drilling to define the extent of known deposits and to evaluate new mineralized zones, as well as to investigate continuity of ore shoots along strike and to depth for development.

First Majestic initiated a drilling program to explore the various areas of interest within the Del Toro holdings in 2004. The entire program through to June 30, 2012, has consisted of 141 diamond drill holes, for a total drilled depth of 45,143 m distributed for exploration within the following areas: San Juan (61 + 27), Perserverancia (4 +12), Dolores (0+ 8) and San Nicolas (12 + 14) from underground and surfaces respectively. From the last Technical Report cut-off data June 30, 2012 to December 31, 2012 the exploration program has continued with a total of 60 holes over 16,835 metres.

In the opinion of the author of the Del Toro Technical Report, First Majestic's exploration programs have established a significant resource/reserve base for the Del Toro Silver Mine. First Majestic has increased the resource/reserve base for projected operations at a ramp up plant capacity from 1000 to 4,000 tpd for an estimated period of a minimum six and one half years of mine life. These drilling exploration programs with a general average of core recovery estimated in about 93% and underground development programs with 9,850 m to June 30, 2012, including 4,308 m of access ramps, 5,336 m of cross cuts and drifts, and 206 m of raises have been developed according to industry standards.

First Majestic has developed resources and reserves for a life of mine estimated for the period of 2012 to 2019.

Drilling

First Majestic has been drilling at the Del Toro Silver Mine since November 2005, shortly after executing an option agreement to acquire the Perseverancia group of properties. First Majestic has had up to seven drill rigs operating from surface and underground drill sites.

First Majestic's exploration drilling program at the Del Toro Silver Mine up to December 31, 2012 included a total of 198 holes for a total drilled depth of 61,978 m distributed for exploration within the following areas: San Juan (76 + 33), Perseverancia (12 + 25), Dolores (10 + 8), and San Nicolás (14 + 16), and El Carmen (0 + 4) from underground and surface sites respectively. In 2012, First Majestic's drilled 37,065 m of additional drilling, making a total of 124 drill holes for 2012, of which 69 were underground and 55 where from surface.

First Majestic's drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, First Majestic has detected no apparent deviations in drill holes. First Majestic has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 m. Deviation is defined with one survey reading at the bottom for holes of 150 m in depth and 2 survey readings for holes longer than 150 m; one reading at the middle and one reading at the bottom of the hole.

An estimated 92.6% core recovery including surface and underground drilling has been obtained from the exploration program. A total of 15,503 sample intervals have been taken from the core for assaying with a median of 0.85 m per interval. The database includes 15,070 sample assays. The sample database does not include the mine channel samples. From June 30, 2012 to December 31, 2012, a total of 16,835 m were drilled and are in the process of being incorporated into the drill database.

Logging is performed by the Del Toro Silver Mine's geologist in each of the areas being investigated. The geologist also determines the sample intervals. Samples are generally taken according to geologic features generally at less than 1.50 m sample intervals. Trained assistants are in charge of core measuring to determine recoveries, splitting and sampling as per the geologist's indications. All exploration samples are sent for assaying to Inspectorate Laboratories, a U.S. lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City, Mexico ("Inspectorate Labs"). The sample preparation usually occurs at the Durango City-based Inspectorate Labs and the pulps are sent to Inspectorate Labs in Reno, Nevada for assaying. Duplicate samples are taken from the remaining half part of the core as one quarter of the core.

Geologic interpretation is carried out by First Majestic geologists on site, based on cross sections at 30 m spacing along the mineralized structures strike for vertical interpretations including drill intercepts and underground mine workings projections. Plan view interpretations are prepared at about 10 m elevation spacing. These sections and plan view maps are the basis for mineral resource estimates.

Resource/reserve grades are based on projected averages from channel samples along drifts and crosscuts in underground workings at projected distances of 15 m from the sampled areas. Drill hole intercepts are applied for geologic continuity interpretations and resource grade estimates.

Sampling and Analysis and Security of Samples

The current sampling team at the Del Toro Silver Mine consists of three sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by two project geologists.

All samples are placed in pre-numbered bags which are sealed including sample number inside and outside of the bags. The individual sample bags are collected in bigger bags that contain all the samples of one drill hole or one mine stope.

All the sealed big bags including individual drill hole or mine stope samples are collected by a representative person of the lab. All exploration samples are sent to Inspectorate Labs in Durango City for preparation and the pulps are sent to Reno, Nevada for assaying. Custody of the samples remains with the First Majestic project geologist until delivered to the representative of the external lab.

Exploration sampling for resources delineation at the Del Toro Silver Mine is conducted by drifting, crosscutting and ramps construction for access to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine workings and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2 m to 3 m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.50 m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the mineralized structural zone. Each sample weighs approximately 4 kg. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification. First Majestic has implemented this channel sampling procedure in all its operations and exploration projects. All Del Toro Silver Mine channel samples are sent for assaying to Inspectorate Labs for assaying.

The Del Toro Silver Mine sampling quality control program consists of checking the assays of one duplicate sample for about every 20 regular samples, including pulp samples. The author of the Del Toro Technical Report has recommended that the sampling procedures include field duplicate samples (for instance, one duplicate for every 20 samples) at the mine workings, and duplicate pulp samples to confirm the sample preparation and assaying methods. The author has recommended that samples be duplicated at about 5% for each case, field duplicates and pulp duplicates.

The Del Toro Silver Mine's channel sampling program for this period included 138 duplicate samples from exploration underground workings and exploration areas within the Del Toro Silver Mine. A total of 110 samples corresponded to the San Juan mine area, 27 samples from the Dolores deposit area, and 1 sample was taken from the Perseverancia mine area.

All samples including duplicate samples are sent to Inspectorate Labs in Reno, Nevada.

First Majestic exploration drilling has been performed by the contractor firms of CAUSA, TECMIN, and Servicios de Perforaciones Mexico, S.A. de C.V. ("SPM"). These companies are based in the cities of Gómez Palacio, Durango State, and Durango, Durango, Mexico respectively and currently TECMIN and SPM are operating four drilling rigs at the Del Toro Silver Mine.

Sampling of the drill core is done after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with a diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate Labs in Durango City. Generally the samples represent core lengths of less than 1.50 m. All the core samples are sent for assaying by Inspectorate Labs in Durango City. The core samples are crushed and pulverized and 250 gram pulp samples are sent to Inspectorate Labs in Reno, Nevada for assaying.

Duplicate core samples are taken by the Del Toro Silver Mine crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every 20 regular samples. From the cut-off date of the Technical Report through December 31, 2012 75 duplicate samples were taken from the San Juan drilling core.

Drill hole data is included in the resources calculations, and is generally applied at the Del Toro Silver Mine in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

No geochemical or channel sampling was done during the authors' site visits in July 15-18, 2008, and November 17-18, 2011.

Mineral Resources and Reserves

Exploration studies at the Del Toro Silver Mine from 2004 to December 31, 2012, add up to 198 drill holes completed from underground and surface sites with a total of 61,978 m drilled; 15 km of geophysical surveying (IP/RA), program covering 2,325,000 square metres of aeromagnetic investigations; and 254 rock chip samples for geochemical research taken at a 50 m spacing along 7 lines at 250 m apart, in addition to 15,570 m underground development in ramps of access, drifts and crosscuts, and drilling sites preparation, including 7,305 m at San Juan, 4,141 m at Perseverancia,1,093 m at San Nicolás, and 3,031 m at Dolores including 299 m in raises at San Juan (226 m), at Perseverancia (73 m), and at Dolores (78 m) for preparations and ventilation workings.

The following table a summary of mineral Resources at the Del Toro Silver Mine, all as reported in the Del Toro Silver Mine Technical Report as at June 30, 2012.

Table 9 - Del Toro Silver Mine
Summary of Mineral Resources "In Situ" as of June 30, 2012

Deposit	Tonnes M	Width m	Au g/t	Ag g/t	Pb %	Zn %	Ag (only) oz	Ag oz eq	Total Ag oz eq
Mineral Measured Resources Sulfides
Total Measured Resources	574,917	5.67	0.00	250	5.00	3.95	4,613,963	4,081,853	8,695,816
Mineral Indicated Resources Sulfides
Total Indicated Resources	4,823,710	9.07	0.12	182	2.93	3.04	28,251,935	24,030,831	52,282,767
Total Measured + Indicated Sulfides	5,398,628	8.71	0.11	189	3.15	3.14	32,865,899	28,112,684	60,978,583
Total Measured Resources Oxides	1,388,751	14.10	-	146	1.57	2.00	6,508,290	461	6,508,751
Mineral Indicated Resources Oxides
Total Indicated Oxides	1,823,126	14.40	0.01	154	2.07	2.28	9,018,480	24,420.9	9,042,901
Total Measured + Indicated Oxides	3,211,877	14.29	0.00	151	1.88	2.18	15,526,770	24,881.6	15,551,652
Measured + Indicated Sulfides + Oxides	8,610,505	10.45	0.07	175	2.75	2.84	48,392,669	28,137,566	76,530,235

PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-25/oz, Au- $1600/oz,Pb-$0.90/lb, Zn-$0.90/lb.

Mineral Inferred Resources
Mineral Inferred Resources Sulfides
Total Inferred Resources Sulfides	6,720,568	8.44	0.11	173	2.92	4.26	37,472,703	39,887,080	77,359,783
Mineral Inferred Resources Oxides
Total Inferred Oxides	777,194	6.69	0.00	178	2.35	2.48	4,450,051	0.00	4,450,051
Total Inferred Sulfides + Oxides	7,497,762	8.32	0.11	174	2.12	3.83	41,922,754	39,887,080	81,809,834

Inferred Resources Sulfides Zinc Ore Body	3,084,929	7.95	0.00	6	0.18	3.56	36,871	779,227	9,750,898
Metal Prices
Au = $1,600/oz Pb = $0.90/lb
Ag = $25/oz Zn = $0.90/lb

PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-25/oz, Au-$1600/oz,Pb-
$0.90/lb, Zn-$0.90/lb.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral
Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Inferred Mineral Resources do not have economic value and these have not been included in this TR as part of the economic analysis.

First Majestic continues with an exploration program in the area with the goal of increasing volume and certainty to the estimated resources. At June 30, 2012, First Majestic had developed at San Juan, Perseverancia, Dolores, and San Nicolás a total of 5,400,000 tonnes in mineral sulphides measured and indicated resources in addition to 3,200,000 tonnes in mineral oxides measured and indicated resources. At the Del Toro Silver Mine, mineral inferred resources including sulphides and oxides have been delineated for about 7,500,000 tonnes for the San Juan Deposits, 2, 3, Perseverencia Dolores, and San Nicolas. These mineral resources have included mining recovery estimated at about 88%. Additionally, First Majestic has estimated 3,100,000 tonnes of inferred resources for the San Juan zinc deposit which has not been included in mine planning nor has been fully tested for metallurgical resources.

Geologic projections of the San Juan deposit have indicated three different mineral concentrations, while drilling at Perseverancia shows continuity to depth of the known two "high-grade" breccia pipes, indicating with these results significant silver/lead/zinc deposits within the Del Toro Silver Mine area may remain open for further development.

During the Perseverancia ramp development a new mineral deposit was discovered in November 2011, the San Nicolás vein deposit whose continuity has been mapped on outcroppings and small old workings for an extension of over 1.0 km. Drifting is now in progress for channel sampling and direct investigation of the mineralized structure.

The Del Toro Silver Mine mineral resource estimates include mineralization within the mine and projected blocks based on mine workings and drill holes information. The mineral blocks' grades are determined by systematic channel sampling in underground workings and on outcroppings of mineralized structures, as well as in assays of drill core intercepts. The mineral resources include only those blocks of mineralized material which average grade is equal or higher than the estimated cut-off grades. For the Del Toro Silver Mine, the estimated cutoff grade is an economic value of $70.09 per tonne of mineral resource, which is estimated based on conservative metal prices slightly below the current three-year rolling average at: Ag - $25/oz; Pb - $0.90/lb; and Zn - $0.90/lb, while Au was not considered for cut-off estimates.

For resource estimation, the cross sectional area of mineralization is drawn on each of the blocks using AutoCAD software and the assayed sample lengths. The resource tonnage and grade are based largely on channel samples and by diamond drilling. Resource blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones. The vertical extension of the resource blocks is projected at half distance between contiguous drift levels. Vertical extension is generally projected to 25 m for measured and indicated, and up to 50 m beyond for inferred resources in accordance to geologic projections. Estimates for indicated resources based on drilling are projected at half distance between drill holes up to 25 m from the intercept and up to 50 m beyond this distance for inferred in accordance to geologic and structural projections.

Grade dilution is added by sampling beyond the mineralized structures at distances that may vary from about 0.50 m to 1.00 m or longer depending in access to account for mine dilution. The mine recovery is estimated to average 88% of the mineral resource estimates.

Resource calculations at the Del Toro Silver Mine are based on projections of the mineralized zones in the underground mine workings, 25 m beyond the areas for accessible measured resources, and another 25 m beyond the boundaries of the measured resources for the blocks of indicated resources. Inferred resources are estimated by projecting up to 50 m beyond the indicated resource block boundaries along mineralized structures, and another 25 m beyond the blocks' width according to geologic constrains. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and ore shoots projections.

The Del Toro Silver Mine mineral resource estimates were applied mostly to accessible underground workings and diamond drilling intercepts, as well as to some adjacent blocks from the estimated resource blocks. Additional sampling is taken beyond the mineralized zones at both walls of the mineralized structures to account for dilution with real low grade. This low grade dilution adds up to about 15 percent to the grade with mine recovery estimated at about 88%.

The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade, from the adjacent resource blocks, sampling results in mine workings, and drill holes located within the block area.

As at June 30, 2012, the measured and indicated resources, including oxides and sulphides mineralization, consist of 8,600,000 tonnes averaging 175 g/t Ag (5.63 oz), for a total content of 48,400,000 oz of silver only and 76,500,000 oz of silver equivalent including gold, lead, and zinc contained. The resource grade has been estimated "in situ," including internal mining dilution but no mine or metallurgical recovery was considered. The silver equivalent content includes considerations of lead and zinc recovery from sulphides mineralization only, while the oxides include small amounts of gold. This estimate is based on the following prices: Au - $1,600/oz, Ag - $25.00/oz, Pb - $0.90/lb and Zn - $0.90/lb.

Mining Operations

In early 2011, based on positive exploration results and robust economic evaluations, First Majestic's management decided to construct a mill and process plant for the Del Toro Silver Mine, consisting of flotation circuits as well as a counter-current decant cyanide circuit, and initiate stope and ancillary underground development at the San Juan, San Nicolás, Perseverancia and Dolores mineralized areas. Excavations for preparation for construction of the mill and plant have commenced. Upon completion of the sulphide recovery circuit for the mill and process plant, First Majestic commenced pre-production in January 2013 and expects to mill approximately 350,000 tonnes of ore in 2013, gradually increasing to an annual rate of 1,320,000 tonnes (4,000 tpd) by the third quarter of 2014. The start-up of the counter-current decant cyanide recovery circuit for oxidized silver and gold ore is scheduled to start in the third quarter 2013 at a rate of 2,000 tpd; 1,000 tpd through flotation and 1,000 tpd through cyanidation. At full capacity, which is expected to be reached in the third quarter of 2014, 4,000 tpd is expected to be milled consisting of 2,000 tpd through flotation and 2000 tpd through cyanidation. The current LOM is estimated at about 6.5 years.

The Del Toro Silver Mine operations are expected to include production from three different underground areas, each of which is planned to be developed as an independent operation. These operations will be San Juan, Perseverancia/San Nicolás and Dolores. All mines will produce primary sulphide ore, but a significant amount of oxide ore has been identified and developed in the San Juan area, which prompted the decision to add a cyanide leaching circuit to the mill and process plant.

Major mine development activities are currently underway at all four areas within the Del Toro Silver Mine. The activities are focused on commencing formal production of sulphide ores in early 2013, when startup of the mill and flotation process plant is scheduled. Oxide production is expected to commence during the third quarter of 2013, which is the date on which the circuit for the counter-current decant cyanide process is planned to start up.

The major part of the Del Toro Silver Mine reserves and resources are located within the San Juan area, which contains all the oxide ore and the bulk of the sulphide ore. The principal access to the San Juan area is a decline, driven from the surface during the exploration phase of the project, and which is being continued as the principal access for orebody development as well as for use as an ancillary haulageway and service facility. This decline has been driven at a cross-section of 4.5 X 4.5 m at a maximum gradient of 12%. It has been extended to the 9 Level (2,220 m above sea level), and the total length driven to date is about 5,160 m. This decline, which will mainly be used for personnel, equipment and supplies transport once the ore hoisting shaft is completed, is expected to be extended to the bottom of the No. 3 orebody as the mine is deepened.

A major access decline has also been driven into the Perseverancia and San Nicolas ore zones and another in the Dolores area. Each of these has also been driven at a 12% gradient, and the lengths (through June 30, 2012) are about 2,125 m and 550 m, and 2,015 m respectively. These three workings were also commenced during the exploration phase of the project and are being continued for stope development accesses and ore haulage.

One of the major mine development projects for the San Juan mine during the pre-production phase (which is currently in progress) is a vertical production shaft, the San Francisco, for ore only. Development of the shaft, which will be located in the footwall of the main San Juan orebodies, will be done by a Mexican shaft construction contractor, Necaxa. The concept for the vertical shaft construction relies on bored 3 m diameter pilot raises, which will be stripped to final rectangular dimensions of 2.80 m X 6.80 m. During the stripping operation, the shaft walls will be secured with rock bolts and wire mesh where needed, and with shotcrete in areas of poor ground. The shaft furnishings will consist of steel buntons and ladder way and shaft guides will be locked-coil cables. The ore hoist is a conventional 2 drum hoist, which has already been purchased. The payload of the bottom-dump skips for the facility will be approximately 10 tonnes. The development of the shaft and ancillary construction are scheduled for completion early in 2014, at which time the shaft will be inaugurated.

The stoping method selected for mining the near-vertical veins and orebodies of the De Toro Silver Mine is open cut and fill stoping, with or without in-situ support (post) pillars, with delayed backfill. Pillar support will be required in both the San Juan and Perseverancia ore zones because of the fair to poor ground conditions within the ore zones in these areas. The minimum mining width for all the cut and fill operations will be 2.0 m.

First Majestic has produced LOM production and development plans for the Del Toro Silver Mine. The basis for these plans are the estimated mineral reserves which were developed from the measured and indicated resources for both ore types resulting in 5,400,000 tonnes of sulphide ore at average grades of 189 g/t Ag, 3.15% Pb, 3.14 % Zn and 0.11 g/t of Au; and 3,200,000 tonnes of oxide ore at an average grade of 151 g/t Ag. The technical report author has not reported the lead or zinc grades contained in the oxide ore inasmuch as these metals will not be recovered in the cyanide process, nor has gold in the oxide mineable reserves been considered as it has negligible value.

Production from San Juan mine oxide ore bodies during 2012 has been stockpiled, but the ore cannot be processed until the cyanide counter-current decant and Merrill Crowe circuits have been constructed and are ready for operation, which is scheduled for late 2013. To date, no significant oxide resources have been defined in the Perseverancia, San Nicolás or Dolores Mines.

First Majestic's LOM production plan is based on ramping up sulphide ore production to 660,000 tonnes by the third quarter of 2014. Likewise, oxide production is anticipated to increase from approximately 240,000 tonnes in 2013 to 660,000 tonnes in 2014.

TABLE 10
Life of Mine Production Plan

* The technical report author has not reported Pb, Zn grades of oxide ores because no mill recovery of them will be done.
** Average grades for sulphide ore only.
Metal average price assumptions for calculating equivalent ounces: Silver $25.00/oz, Lead $0.90/lb, Zinc $0.90/lb, Gold $1,600/oz
*** Assumes metallurgical silver recoveries of 79% in sulphides and 81% in oxides and lead and zinc recoveries from sulphides of 53% and
57%, respectively.

Capital Expenditures

Most of the estimated capital expenditures to bring mines into production are based on firm quotes and operating costs are based on actual experience during the exploration phase of the Del Toro Silver Mine and also First Majestic's experience at other First Majestic operations, especially the La Parrilla Silver Mine unit. The total capital expenditure estimated for Phase 1 flotation plant construction is $32.2 million. Mine sustaining capital is estimated at $20.1 million of the LOM for all phases and areas.

The estimated operating costs for the mines are an average of about $19.88 per tonne. The largest component of the costs is mining, which is an average of $9.29 per tonne. Mining is largely stoping as most mine development work are planned to be capitalized. Mining costs for the San Juan and Perseverancia mines will likely be higher than those for San Nicolás or Dolores due the application of the support pillar design for the San Juan mine stopes. However, the average cost for all mines is expected to be about $19.88 per tonne. A summary of the estimated Del Toro Silver Mine unit mine operating costs is shown in the following table.

Table 11
Summary of Unit Mine Operating Costs

COST AREA	Cost per Tonne (US)
Mining	$9.29
Waste Filling	$1.99
Mucking	$0.64
Air Compressor	$0.79
Ventilation	$0.41
Pumping	$1.03

COST AREA	Cost per Tonne (US)
Ground Control	$1.48
Maintenance	$1.61
Haulage Mine to Plant	$2.10
Mine General	$0.54
Total per tonne	$19.88

La Guitarra Silver Mine, México

First Majestic acquired indirect ownership of the La Guitarra Silver Mine on July 3, 2012 when it acquired all of the issued and outstanding common shares of Silvermex pursuant to the Silvermex Arrangement. Silvermex and its predecessors published NI 43-101 technical reports relating to the La Guitarra Silver Mine on September 22, 2006, May 15, 2007, June 25, 2008 and a feasibility study dated January 28, 2010. These technical reports have not been approved by First Majestic and First Majestic did not rely on these reports in making its decision to acquire Silvermex and, indirectly, the La Guitarra Silver Mine. The reports are currently under review by management of First Majestic and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. In particular, management of First Majestic is not confident that an open pit mine is feasible. Accordingly, the reserve and resource calculations contained in such technical reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, readers are cautioned against relying on the previously filed technical reports relating to the La Guitarra Silver Mine and upon the resource and reserve calculations therein.

The technical and scientific information in this Circular relating to the La Guitarra Silver Mine has been approved by Mr. Ramon Davila, Ing. and Mr. Carlos Wong, Ing., who are Qualified Persons as defined in NI 43-101.

Property Description and Location

The La Guitarra Silver Mine is a production-stage property situated within the Temascaltepec mining district (the "Temascaltepec District") in the Municipality of Temascaltepec, State of Mexico, Mexico, approximately 130 km southwest of Mexico City. It is comprised of 44 exploitation concessions covering 44,476.5 hectares (109,899.9 acres), which are operated and either owned or leased by La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), an indirect wholly-owned subsidiary of First Majestic. Some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 39 of the mineral concessions and 5 concessions are leased from a third party, Mario Héctor Gottfried Joy.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

La Guitarra currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

In order to expand operations, First Majestic may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

There are currently two external royalties in effect over the concessions at La Guitarra:

Mario Héctor Gottfried Joy Royalty. This royalty covers 5 concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by $500 if the calculated monthly royalty is $3,500 or less; and by $1,000 if the royalty is $3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than $15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent oz of gold.

Luismin Royalty. La Guitarra must pay to Luismin, S.A. de C.V. ("Luismin SA") a NSR royalty of 1-3% based on the price of gold for production from 7,257 ha of concessions forming a part of the La Guitarra Silver Mine and which includes the concessions that are subject to the Mario Héctor Gottfried Joy Royalty described above. If the price of gold is at least $400, but less than $450, per ounce, the royalty is 1%. If the price of gold is $450, but less than $500, the royalty is 2%. If the price of gold is $500 or higher, the royalty is 3%. The royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent oz of gold. All of mine production will be converted to equivalent oz of gold. The amount of the Las Torres Royalty (as described below) and the Mario Héctor Gottfried Joy Royalty payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by Silvermex to Luismin SA. The Las Torres Royalty is a royalty acquired by Silvermex from a third party in February 2008 which is now payable by La Guitarra to Silvermex, and applies to production from 23 concessions totalling 354.1 ha containing the current areas of production at La Guitarra. The royalty is based on the price of gold. If gold is $300 or less, the royalty is 2%. If the price of gold is between $300 and $350, the royalty is 3%, and if the price of gold is $350 or more, the royalty is 3.5% . The current NSR royalty rate is 3.5% of La Guitarra production.

No royalties are payable on production from concessions outside the 7,257 hectare block referred to above.

La Guitarra has all necessary permits for current mining operations. First Majestic is currently in the process of updating and expanding permits for the La Guitarra operations in order to expand operations at La Guitarra Silver Mine with additional tailings capacity. Activities at Nazareno and Coloso are being conducted under an exploration permit. The permitting process has begun to initiate exploration work at Mina de Agua in 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Temascaltepec District and La Guitarra Silver Mine are located approximately 150 km southwest of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Silver Mine is at an elevation of approximately 2,100 m. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Silver Mine.

International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District – current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred m of gravel or paved roads.

The climate in the area is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

The La Guitarra Silver Mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 m of the existing mill and offices. All current and projected production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic m of water per annum from the Temascaltepec River.

The mine and the plant facilities at La Guitarra Silver Mine are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 m. The topographic relief in the area is 500 m. Much of the area is forest covered with pine trees that are less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad, relatively flat flood plains that are used for agriculture.

History

Mining in the Temascaltepec area started in the mid-1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the Temascaltepec District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico's largest silver producers, generating roughly 10% of the country's total mineral wealth. The mine was well known for its very high, or 'bonanza'-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec District.

Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec District was the third largest silver producer in Mexico.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the Guitarra vein with an initial production rate of 30 tpd.

In 1993, Luismin SA acquired the property and began consolidating the Temascaltepec District. Luismin SA expanded the reserve base in La Guitarra Silver Mine and increased the milling capacity to 320 tpd.

In August of 2003, Silvermex purchased the La Guitarra Silver Mine from Luismin SA and gained control over all mineral concessions within the Temascaltepec District.

In July, 2012, First Majestic acquired Silvermex and, indirectly, the La Guitarra mine.

Geological Setting

The La Guitarra Silver Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra Silver Mine and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Agua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped La Guitarra Silver Mine area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra Silver Mine were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 km and a width of greater than 4 km.

The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than 1 m to over 20 m. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from one m to 50 m from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 m to 250 m apart.

La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 m. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 m to 4 m wide mineralized zones are situated within a large quartz vein that is up to 20 m wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

The mineralization appears to have occurred over three stages:

  the 1st stage contains most of the base metal mineralization;
  the 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and
  the 3rd stage has the highest silver-gold grades, but does not have significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

Exploration & Drilling

Between July 2006 and August 2008, Silvermex conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation ("RC") drilling. A total of 85,645 m of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused on, but not limited to, testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Silvermex's own personnel. In August 2011, Silvermex resumed exploration activities in the Temascaltepec District drilling 7,623 m of core drilling in the Coloso area.

Mineral Resources and Reserves

The previous technical reports commissioned for the La Guitarra Silver Mine property by Silvermex provided detailed calculations of mineral reserves and resources on the property. As discussed above, these reports are currently under review by management of First Majestic and its Qualified Persons. Accordingly, First Majestic does not believe that the reserve and resource calculations in such reports are reliable and is not relying on such calculations. Readers are cautioned against relying on such reports and upon the resource and reserve calculations therein.

Mining and Milling

Mining at La Guitarra Silver Mine is from underground stopes. The main mine access is via 4 m x 4 m haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

La Guitarra Silver Mine mill is rated at 320 tpd, although it has not always operated at capacity in recent years. In 2011, the production was approximately 327 tonnes per operating day with an annual production of 81,153 tonnes and annual production of 114,454 tonnes in 2012. The mill operated 248 days during 2011 and 346 days in 2012. The ore at La Guitarra Silver Mine is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. The crushed ore is ground in the three ball mills in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to First Majestic's La Parrilla mill in Durango for further processing into silver doré bars.

Since First Majestic became owner of the La Guitarra Silver Mine, it has commenced a plan to expand this operation to 500 tpd. Underground development in late 2012 was expanded and a spare ball mill from La Parrilla Silver Mine and some spare flotation tanks from the La Encantada Silver Mine were shipped to the La Guitarra Silver Mine. Construction of foundations commenced in the third quarter of 2012 and all equipment for this expansion arrived on site in the fourth quarter of 2012. This expansion is expected to be completed during Q2 2013.

The La Parrilla mill recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various treatment charges that are applicable. In November and December 2012 400 tonnes of concentrate were shipped to Met-Mex Peñoles in Torreon. Both Trafigura and Met-Mex Peñoles charged a treatment charge and paid for a percentage of the gold and silver contained in the concentrates. To date, concentrates continue to be shipped to Met-Mex Peñoles (200 tonnes per month) with the rest of the production going to the La Parrilla’s mill for re-processing into silver doré.

Historically, life of mine average silver recoveries since 1991 have been approximately 84% and the life of mine average gold recoveries have been 83% at the La Guitarra mill.

The table below summarizes metal production at La Guitarra Silver Mine for the following periods:

TABLE 12
Metal Production for La Guitarra Silver Mine

	From July 3, 2012 to December 31, 2012(1)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010(2)
Tonnes ore milled	60,499	114,454	81,153	39,896
Silver grade (g/t)	389,927	258	196	131
Gold grade (g/t)	94,195	1.43	1.8	1.13
Silver produced (oz)	42,200	945,537	437,953	149,850
Gold produced (oz)	18,299	5,248	4,293	1,192

(1) The Company acquired the La Guitarra Silver Mine through the acquisition of Silvermex on July 3, 2012.
(2) Operations at La Guitarra Silver Mine resumed in May 2010 following a work stoppage.

Exploration and Development

Silvermex incurred significant capital expenditures in fiscal 2009, 2010 and 2011 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. In the period from June to December 2012, under the operation of First Majestic, a total of 18,072 metres of diamond drilling in 140 holes were executed both in underground (121) and surface (19).

La Luz Silver Project

The La Luz property is located approximately 25 km west of the town of Matehuala in the San Luis Potosí state of México which lies about 259 km to the south of the industrial city of Saltillo and about 170 km north of the city of San Luis Potosí. Access to Matehuala from the major cities is via the north-south Highway 57 which connects México City to the United States.

Real de Catorce is an old mining district with an estimated historic production, between 1773 and 1990, of 230 million ounces of recovered silver. The majority of production (150 million ounces) occurred from 1773 to 1776 with the remainder occurring after 1851. A former operator estimated that the average grade of all production over the life of the mines was about 1,350 grams per tonne silver (Grace, 1997).

The property was acquired by First Majestic in November 2009 as a result of the purchase of all the issued and outstanding shares of Normabec Mining Resources Ltd. The property consists of 22 mining concessions covering 6,327 hectares. No current plans exist for exploration or development of this property; however, due to the historic nature of this region, the Company’s plans will be designed to maintain and improve the area.

As disclosed in the La Luz Technical Report, there is an aggregate of 33,710,173 ounces of Measured & Indicated Resources (silver only), and an aggregate of 13,120,457 ounces of Inferred Resources (silver only). The Company has not confirmed the Resources and Reserves disclosed in the La Luz Technical Report.

No current plans exist for exploration or development of this property, however, due to the historic nature of this region, the Company’s plans will be designed to maintain and improve the area.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries with the London Bullion Market. The physical silver is delivered to two refineries/smelters where the doré silver bars are refined to better than 99.9% pure bars with a small byproduct of gold. The concentrates containing silver, lead and zinc are delivered to a broker in Manzanillo, Mexico where it is mixed with other concentrates and shipped abroad to smelters where it is smelted to separate the base metals by-products of lead and/or zinc from the silver for delivery to the global buyers of silver, lead or zinc. The metal refineries and smelters charge the Company for their refining and smelting services. Refining of doré bars is a fraction of the cost of smelting concentrates of silver.

The Company delivers its production via a combination of private aircrafts and armoured cars to a number of refineries and smelters who then, once they have refined or smelted the silver to better than 99.9% purity, transfer the silver and by-products to the physical market for the consumption of the silver and the by-products. The Company transfers risk of ownership at the time it delivers its doré and concentrates to the refineries and smelters, and in turn receives immediate assignment of provisional contained metals to its brokerage accounts. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the turn-out of the smelted metals, usually 45 to 60 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 days and any final variances in assays is settled at that time through the refiner assigning any differences to the metal brokers. The Company receives 95% of the value of its sales of doré on delivery to the refinery, and 90% of the value of concentrates on delivery to the smelter, with final settlements of the remaining 5% or 10% upon turn-out of the smelted or refined metals, less processing costs.

As the Company has a number of metal brokers and refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers or smelters.

First Majestic’s senior management in Vancouver, Europe and México negotiate sales contracts for First Majestic operations. Contracts with smelting and refining companies as well as metals brokers and traders are entered into and re-negotiated as required. The Company sells its silver doré and its by-products through three international brokerage organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating, with an alternate available to prevent any dependency on the existing smelter of silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Approximately 2% of the Company’s production was sold in retail transactions during 2012. Products sold included half ounce and one ounce rounds, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

The Company has not implemented a formal social responsibility policy, however, the Company believes that it holds itself to the highest possible standard in corporate citizenship. From the beginning, social responsibility has been at the foundation of the Company’s core values and the Company is committed to growing in a sustainable manner that supports the well-being of local communities.

The Company’s ongoing goal is to make meaningful contributions to every community in which it is active and to build long term relationships within these communities. The Company engages the local workforce, strives to provide new opportunities and continually looks for ways to better the lives of its employees and their families.

Beyond the economic benefits of the Company’s mining operations, the Company assists local populations in many other key areas in proximity to its mines. The Company strives to maintain the health of local communities by providing healthcare services and supporting local doctors, paramedics and ambulance services.

The Company has been recognized for four consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicana para la Filantropia (Mexican Center of Philanthropy). This honour from within the Mexican community recognizes excellence in corporate ethics, quality of work, community citizenship and environmental responsibility.

The Company’s operations are subject to environmental regulation promulgated by government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills, release and emission of various substances related to mining industry operations which could result in environmental pollution.

The Company has implemented an environmental policy and the general objectives of the policy are:

  To meet all applicable Mexican legal requirements, particularly those expressed in the Ley General del Equilibrio Ecológico Protección al Ambiente y sus Reglamentos (Environmental Balance and Environmental Protection General Laws and Rules), through its dependencies;
  To reduce the level of risk in each of the areas of work;
  To maintain the highest standards of social welfare for its workers;
  To mitigate levels of negative environmental impact and if possible to have a positive impact in the environment of the mining unit;
  To monitor the optimal operation of anti-pollution equipment;

  To protect the installations and the assets of the Company;
  To coordinate and disseminate an environmental management system;
  To participate in training and continuing education programs; and
  To monitor and restrict workers and equipment from areas for of high risk.

Responsibility for each activity of the environmental programs is assigned to a person responsible for the monitoring, although the head of the environmental department is directly responsible to ensure compliance with plans and programs for the proper functioning of the system of environmental management.

The Company fully complies with all applicable environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to one of the Company's wholly-owned subsidiaries, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine. On July 3, 2012, PROFEPA awarded the Clean Industry Certificate to the Company’s wholly-owned subsidiary, Minera El Pilon S.A. de C.V., regarding its environmental activities at the San Martin Silver Mine.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of various tax bases, with credits or offsets permitted in certain cases between various tax liabilities. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Alternative Minimum Taxes based on Cashflow (referred to as IETU), (iii) Value Added Taxes (referred to as IVA), (iv) Profit sharing taxes (referred to as PTU), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. There are presently no mining royalty taxes or capital taxes applicable to mining businesses in México. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria (SAT) often referred to as “Hacienda”.

Corporations which are resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases are as follows:

(i)

Corporate Income taxes (ISR) – 30% on a corporation’s taxable income in 2012 and later years. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii)

Alternative Minimum Tax, or the Flat Tax on Cashflow (IETU), effective January 1, 2008, a 17.5% tax was introduced on a modified Cashflow method, creditable against income taxes on an annual basis, with the greater of ISR and IETU being due annually, with installments due monthly for each ISR and IETU based on prescribed formulae;

(iii)

Value Added Taxes (IVA) – 16% payable monthly on taxable receipts from the sales of goods and services in México and zero % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(iv)	Profit sharing Taxes (PTU) – 10% on a corporation’s taxable income and payable to the workers in the corporation, creditable against corporate taxes payable,

(v)	Mining Rights Taxes – a nominal rate charged on a per hectare basis on a corporation’s mining rights; and

(vi)	Municipal Taxes – Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten year loss carry forward period exists, subject to inflation adjustment. OECD rules apply to Transfer Pricing matters crossing country borders. Thin capitalization rules are based on a 3:1 debt to equity limitation for foreign companies investing in Mexican mining companies.

In addition to its Mexican operations, the Company has offices in Europe which are actively involved in investments and the sales and marketing activities regarding the global market for its metal production.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 2010, México introduced tax reforms, which allow consolidation to continue, but which require consolidated corporations to recapture the historical tax benefits of consolidation after a period of five years subsequent to receiving the benefit. Effectively, corporations will receive a six year deferral and then will be required to recapture into taxable income 25% of the benefit in the sixth year, followed by 25%, 20%, 15% and 15% in each subsequent year. For example, First Majestic’s first benefit from tax consolidation was realized in 2008, and as such the benefit of tax consolidation will be recaptured into taxable income and be subject to taxation from 2014 through 2018. Numerous companies in México are challenging the legality of these tax reforms. There are presently some 350 injunctions challenging the constitutionality of the 2008 tax reforms that reverse the benefit of consolidation. It is unlikely that the outcome of these challenges will be determinable for several years.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 116,986,940 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

	High	Low	Volume
Period	C$	C$
December 2012	23.14	19.04	11,319,025
November 2012	24.18	20.45	8,586,167
October 2012	23.25	21.48	8,374,003
September 2012	23.40	19.45	11,373,914
August 2012	19.55	15.62	9,743,826
July 2012	17.12	14.00	8,198,874
June 2012	16.80	14.16	11,881,814
May 2012	15.91	12.26	14,008,618
April 2012	17.16	14.40	10,466,599
March 2012	20.76	15.77	12,769,155
February 2012	21.95	18.77	9,784,217
January 2012	21.16	17.32	9,827,877

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG” and quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Human Resources, Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)

KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1998 to present.	Common 3,126,000 Stock Options 700,000	2.7%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)
RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, México	Chief Operating Officer of the Company from December 14, 2004 to present; Chairman of Minas La Colorado S.A. de C.V. from January 1994 to present; Chairman of Minera Lince S.A. de C.V. from September 2003 to present; Chairman of Minera Real Victoria S.A. de C.V. from October 2003 to present; Member of the Board for Immobiliaria Aurum S.A. de C.V. from June 2005 to present.	April 15, 2004 to present.	Common 365,000 Stock Options 462,500	Less than 1.0%

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (5) Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Shore Gold Inc. from October 28, 2005 to February 2012. Chairman of the Company from September 7, 2006 to December 31, 2011.	December 15, 2005 to present.	Common 70,000 Stock Options 73,329	Less than 1.0%

DOUGLAS PENROSE, B.Comm., CA (3) (5) Chairman and Director Summerland, British Columbia, Canada	Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	Common 20,000 Stock options 113,329	Less than 1.0%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to October 2011.	November 30, 2001 to present.	Common 584,956 Stock options 173,329	Less than 1.0%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to present; Director of Reef Resources Ltd. from September 2007 to April 2008; Director of Pan Pacific Aggregates plc from October 2008 to December 2011; CEO of Columbia Gold plc from May 2007 to March 2009. Director of Salares Lithium Inc. from December 2009 to September 2010. Director of Talison Lithium Inc. from September 2010 to March 2013 and Director of Great Quest Metals Ltd. from December 2010 to present.	January 12, 2005 to present.	Common 180,000 Stock options 153,329	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)
ROBERT YOUNG (4) Director Richmond, British Columbia, Canada	Independent geological consultant from 1999 to present; Director of Goldrush Resources Ltd. from December 2004 to present.	September 7, 2006 to present.	Common 20,000 Stock options 73,329	Less than 1.0%

RAYMOND L. POLMAN, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 1, 2007 to present.	N/A	Common 145,200 Stock options 329,900	Less than 1%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of several TSX Venture Exchange issuers from July 2004 to July 2007.	N/A	Common 90,000 Stock options 400,000	Less than 1%

MARTIN PALACIOS Chief Information Officer West Vancouver, British Columbia, Canada	Chief Information Officer of the Company from January 2012 to present, Director of Global Applications and Director of IT Mexico of Goldcorp from July 2008 to December 2011; Senior Advisor of Gemcom Software Inc. from March 2008 to November 2008; Senior Advisor of The Jimmy Pattison Group from August 2006 to March 2008.	N/A	Common Nil Stock Options 300,000	0.0%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 116,986,940 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The aggregate number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 4,601,165 common shares of the Company or approximately 3.9% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of the company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)

any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Mandate is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and C.E.O. of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;
b)	the exemption is section 3.2 (Initial Public Offerings) of NI 52-110;
c)	the exemption is section 3.4 (Events Outside the Control of the Member) of NI 52-110;
d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52- 110; or
e)	an exemption from the Instrument in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

The Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditors to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Chartered Accountants, and its affiliates for professional services in each of the years ended December 31, 2012 and December 31, 2011, respectively.

Category	Year ended December 31, 2012	Year ended December 31, 2011
Audit Fees	C$720,000	C$538,000
Audit-Related Fees	C$51,000	C$68,000
Tax Fees	C$37,600	C$8,850
All Other Fees	-	-

The audit fees relate to the audit of the consolidated financial statements of the Company, statutory audits for certain of the Company’s subsidiaries, and review of the interim consolidated financial statements for the year. The audit-related fees relate to consultation and audit of the conversion to IFRS and the tax fees relate to tax compliance services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In November 2007, an action was commenced by the Company and FSR against Hector Davila Santos (the “Seller”) and Minera Arroyo Del Agua, S.A. de C.V. in the British Columbia Supreme Court (the “Court”) whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of FSR, the Seller acted in breach of his fiduciary and statutory duties owed to FSR, by acquiring the Bolaños Mine from Grupo México which FSR had the right to acquire. These allegations are denied by the Seller. Management believes that there are substantial grounds to this claim; however, the outcome of this litigation is not presently determinable.

Pursuant to a share purchase agreement dated April 3, 2006, the Company acquired a controlling interest in FSR for an aggregate purchase price of $50,776,000. The purchase price was payable to the Seller in three installments. The first installment of $25,388,000 represented 50% of the purchase price and was paid on May 30, 2006. An additional 25% installment of $12,694,000 was paid on May 30, 2007. The final 25% installment of $12,694,000, together with accrued interest of $872,000 was due on May 30, 2008 and was paid into a trust account of the Company and FSR, and a Letter of Credit deposited in court, pending the outcome of the claims.

On March 14, 2008, the Seller filed a counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount together with the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, a consent order (the “Consent Order”) was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed to pay out $13,566,000 from the Letter of Credit to the Seller’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursement of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia in April 2012 and concluded in January 2013. Judgement was reserved. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2012.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2012.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The Company is not at present party to any material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

INTERESTS OF EXPERTS

Deloitte LLP is independent registered chartered accountants of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt prepared technical reports on the Company’s mining properties. To management’s knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mr. Ramon Davila, Ing. supervised the preparation of certain technical information set forth herein relating to the Company's mineral properties. Mr. Davila is a director and Chief Operating Officer of the Company and holds securities of the Company as set forth under the heading "Directors and Officers" above.

Mr. Carlos Wong, Ing. supervised the preparation of certain technical information set forth herein relating to the Company's mineral properties. Mr. Wong is an employee of the Company and Mr. Wong does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2012 which may be obtained upon request from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

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APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF

FIRST MAJESTIC SILVER CORP.

(the “Company”)

AUDIT COMMITTEE MANDATE

1.          MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

a.	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

b.	ascertaining that management has implemented the systems of internal controls to ensure integrity in the financial reporting of the Company; and

c.	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.          COMPOSITION AND ORGANIZATION OF THE COMMITTEE

a.	The Audit Committee must have at least three directors.

b.

The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

c.

Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

d.	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

e.

The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

f.	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.          MEETINGS

a.	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

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b.	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

c.

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

d.

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

e.

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.          RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee will perform the following duties:

External Auditor

a.	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

b.

evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

c.

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

d.	recommend to the Board, if necessary, the replacement of the external auditor;

e.	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

f.	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

a.	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

b.	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

c.	review and recommend to the Board for approval the financial content of the annual report;

d.

review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer; review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

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e.	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

f.

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

g.	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

h.	review adequacy of security of information, information systems and recovery plans (this should include reference to the backups in place for the computers, locks on cabinets, etc.);

i.	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

j.

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

k.

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

l.	assisting management to identify the Company’s principal business risks;

m.	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

n.	conduct special reviews and/or other assignments from time to time as requested by the Board or the Chief Executive Officer.

5.          PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees, consultants and/or contractors.

6.          REPORTING

The Audit Committee will report to the Board on:

a.	the external auditor’s independence;

b.	the performance of the external auditor and the Audit Committee’s recommendations;

c.	regarding the reappointment or termination of the external auditor;

d.	the adequacy of the Company’s internal controls and disclosure controls;

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e.	the Audit Committee’s review of the annual and interim financial statements;

f.	the Audit Committee’s review of the annual and interim management discussion and analysis;

g.	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

h.	all other material matters dealt with by the Audit Committee.

7.          AUTHORITY OF THE COMMITTEE

a.

The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

b.	The external auditor will report directly to the Audit Committee.

8.          EFFECTIVE DATE

This Mandate was implemented by the Board on December 21, 2006.